FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of July, 2002
Matsushita Electric Industrial Co., Ltd.
Kadoma, Osaka, Japan

Details of Product Categories
(consolidated basis)

AVC Networks

Color TVs, LCD and PDP TVs, videocassette recorders (VCRs), camcorders, DVD players/recorders, compact disc (CD), Mini Disc (MD) and SD players, other personal and home audio equipment, AV and computer product devices, prerecorded AV software, broadcast- and business-use AV equipment and systems, PCs, CD-ROM, DVD-ROM/RAM and other optical disk drives, HDDs, other data storage devices, CRT and LCD displays, copiers, printers, telephones, cellular phones, Personal Handyphone System (PHS) terminals and other mobile communications equipment, facsimile equipment, car AVC equipment, traffic-related systems, communications network-related equipment, other information and communications equipment and systems, etc.

Home Appliances

Washing machines, clothes dryers, vacuum cleaners, electric irons, microwave ovens, cooking appliances, dish washers, refrigerators, room air conditioners, electric fans, air purifiers, heating equipment, kitchen fixture systems, electric, gas and kerosene hot water supply equipment, bath and sanitary equipment, healthcare equipment, electric lamps, bicycles, photographic equipment, etc.

Industrial Equipment

Electronic-parts-mounting machines, industrial robots, electronic measuring instruments, welding equipment, power distribution equipment, ventilation and air-conditioning equipment, car air conditioners, vending machines, other food industry-related equipment, medical equipment, elevators, escalators, etc.

Components and Devices

Semiconductors, electronic tubes, LCD panels, PDPs, general components (capacitors, resistors, coils, speakers, power supplies, mechanical components, high frequency components, printed circuit boards, etc.), magnetic recording heads, electric motors, compressors, dry batteries, storage batteries, non-ferrous metals, etc.

###

Matsushita Electric Industrial Co., Ltd.
Consolidated Information by Segments *
(Three months ended June 30)

By Business Segment:

[Sales]	Yen (billions) 2002	Yen (billions) 2001	Percentage 2002/2001	U.S. Dollars (millions) 2002
AVC Networks	¥ 1,028.9	¥ 950.0	108%	$ 8,646
Home Appliances	288.7	297.9	97%	2,426
Industrial Equipment	66.8	73.1	91%	561
Components and Devices	566.4	520.8	109%	4,760
Subtotal	1,950.8	1,841.8	106%	16,393
Corporate and elimination	(194.1)	(167.0)	--	(1,631)
Consolidated total	¥ 1,756.7	¥ 1,674.8	105%	$ 14,762

[Operating Profit]	Yen (billions) 2002	Yen (billions) 2001	Percentage 2002/2001	U.S. Dollars (millions) 2002
AVC Networks	¥ 16.7	¥ (17.2)	--	$ 140
Home Appliances	10.5	11.8	89%	88
Industrial Equipment	(4.8)	(8.0)	--	(40)
Components and Devices	5.6	(13.0)	--	47
Subtotal	28.0	(26.4)	--	235
Corporate and elimination	(13.4)	(12.3)	--	(113)
Consolidated total	¥ 14.6	¥ (38.7)	--	$ 122

* See notes to consolidated financial statements on pages 6-7.

Matsushita Electric Industrial Co., Ltd.
Consolidated Sales Breakdown *
(Three months ended June 30)

	Yen (billions) 2002	Yen (billions) 2001	Percentage 2002/2001	U.S. Dollars (millions) 2002
AVC Networks				
Video and audio equipment	¥ 466.7	¥ 391.8	119%	$ 3,922
Information and communications equipment	562.2	558.2	101%	4,724
Subtotal	1,028.9	950.0	108%	8,646
Home Appliances	288.3	297.9	97%	2,423
Industrial Equipment	66.2	72.0	92%	556
Components and Devices	373.3	354.9	105%	3,137
Total	¥ 1,756.7	¥ 1,674.8	105%	$ 14,762
Domestic sales	812.0	824.6	98%	6,823
Overseas sales	944.7	850.2	111%	7,939

[Domestic/Overseas Sales Breakdown]
(in yen only)

	Domestic sales		Overseas sales	
	Yen (billions) 2002	Percentage 2002/2001	Yen (billions) 2002	Percentage 2002/2001
AVC Networks				
Video and audio equipment	¥ 153.1	127%	¥ 313.6	116%
Information and communications equipment	268.2	95%	294.0	106%
Subtotal	421.3	105%	607.6	111%
Home Appliances	199.4	93%	88.9	107%
Industrial Equipment	43.4	88%	22.8	99%
Components and Devices	147.9	94%	225.4	114%
Total	¥ 812.0	98%	¥ 944.7	111%

* See notes to consolidated financial statements on pages 6-7.

Matsushita Electric Industrial Co., Ltd.
Consolidated Balance Sheet **
June 30, 2002
With Comparative Figures for March 31, 2002

	Yen (millions)		U.S. Dollars (millions)
Assets	June 30, 2002	March 31, 2002	June 30, 2002
Current assets:			
Cash and cash equivalents	¥ 1,080,529	¥ 899,769	$ 9,080
Time deposits	361,400	521,333	3,037
Marketable securities	8,311	11,849	70
Trade receivables and other current assets	1,517,119	1,574,472	12,749
Inventories	858,229	834,608	7,212
Total current assets	3,825,588	3,842,031	32,148
Noncurrent receivables	323,955	316,230	2,722
Investments and advances	1,309,127	1,331,401	11,001
Property, plant and equipment, net of accumulated depreciation	1,328,341	1,440,271	11,163
Other assets	818,650	697,226	6,879
Total assets	¥ 7,605,661	¥ 7,627,159	$ 63,913

Liabilities and Stockholders' Equity			
Current liabilities:			
Short-term borrowings	¥ 378,144	¥ 508,064	$ 3,178
Trade payables and other current liabilities	2,091,117	1,978,012	17,572
Total current liabilities	2,469,261	2,486,076	20,750
Long-term debt	720,718	691,892	6,057
Other long-term Liabilities	1,017,698	739,876	8,552
Minority interests	444,343	466,231	3,734
Common stock	258,738	258,737	2,174
Capital surplus	684,580	682,848	5,753
Legal reserve	82,873	82,354	697
Retained earnings	2,457,969	2,461,963	20,655
Accumulated other comprehensive income (loss) *	(428,589)	(150,633)	(3,602)
Treasury stock	(101,930)	(92,185)	(857)
Total liabilities and stockholders' equity	¥ 7,605,661	¥ 7,627,159	$ 63,913

* Accumulated other comprehensive income (loss) breakdown:

	Yen (millions)		U.S. Dollars (millions)
	June 30, 2002	March 31, 2002	June 30, 2002
Cumulative translation adjustments	¥ (153,101)	¥ (51,287)	$ (1,287)
Unrealized holding gains of available-for-sale securities	¥ 29,590	¥ 50,888	$ 249
Unrealized gains of derivative instruments	¥ 2,300	¥ 128	$ 19
Minimum pension liability adjustments	¥ (307,378)	¥ (150,362)	$ (2,583)

** See notes to consolidated financial statements on pages 6-7.

Matsushita Electric Industrial Co., Ltd.
Consolidated Statement of Income *
(Three months ended June 30)

	Yen (millions) 2002	Yen (millions) 2001	Percentage 2002/2001	U.S. Dollars (millions) 2002
Net sales	¥ 1,756,683	¥ 1,674,784	105%	$ 14,762
Cost of sales	(1,248,107)	(1,222,393)		(10,488)
Selling, general and administrative expenses	(494,016)	(491,077)		(4,152)
Operating profit (loss)	14,560	(38,686)	-	122
Other income (deductions):				
Interest income	6,458	9,572		54
Dividend income	2,497	5,465		21
Interest expense	(8,744)	(11,060)		(73)
Other income (loss), net	3,285	13,513		28
Income (loss) before income taxes	18,056	(21,196)	-	152
Provision for income taxes	(11,598)	(7,412)		(98)
Minority interests	3,056	10,381		26
Equity in earnings (losses) of associated companies	(5,175)	(1,146)		(44)
Net income (loss)	¥ 4,339	¥ (19,373)	-	$ 36
Net income (loss), basic				
per common share	2.09 yen	(9.32) yen		$0.02
per ADS	2.09 yen	(9.32) yen		$0.02
Net income (loss), diluted				
per common share	2.09 yen	(9.32) yen		$0.02
per ADS	2.09 yen	(9.32) yen		$0.02

(Parentheses indicate expenses or deductions.)
* See notes to consolidated financial statements on pages 6-7.

Supplementary Information
(Three months ended June 30)

	Yen (millions) 2002	Yen (millions) 2001	U.S. Dollars (millions) 2002
Depreciation (tangible assets)	¥ 66,030	¥ 78,352	$ 555
Capital investment	¥ 45,622	¥ 94,709	$ 383
R&D expenditures	¥ 138,264	¥ 134,174	$ 1,162
Number of employees (June 30)	266,494	293,322	

5. With respect to retirement benefit and pension plans, effective April 1, 2002, the Company and certain of its subsidiaries amended their lump-sum retirement benefit payment plans to cash balance pension plans which are included in the Employees Pension Funds. Under the cash balance pension plans, each participant has an account which is credited yearly based on the current rate of pay and market-related interest rate. At the same time, the Company introduced a "Point based benefit system" to the company portion of Employees Pension Funds, under which the benefit obligation is calculated based on the accumulated points of each participant. As a result of these changes, the amount of Accumulated Benefit Obligation (ABO) has increased. Accordingly, to comply with United States generally accepted accounting principles, the Company on its balance sheet, as of the end of the current first quarter, provided an increased amount of retirement and severance benefits (which is included in "Other long-term liabilities") and also increased the amount of minimum pension liability adjustments, net of tax (which is included in "Accumulated other comprehensive income (loss)"). The above changes in the retirement and pension plans have had little effect on the amount of the Company's Projected Benefit Obligation (PBO).

6. Following the enactment of the Welfare Pension Insurance Law in Japan, the Company and certain of its subsidiaries obtained approval from Japan's Ministry of Health, Labour and Welfare for exemption from the future benefit obligation with respect to the portion of the Employees Pension Funds that the Company and certain of its subsidiaries operate on behalf of the Government (the so-called "substitutional portion"). Under United States generally accepted accounting principles, the relevant one-time profit may be recognized only on the settlement of substitutional portion when the Company returns the past benefit obligation to the Government, which Matsushita currently expects to occur during the year ending March 31, 2004.

7. Number of consolidated companies: 308

8. Number of companies reflected by the equity method: 49

9. United States dollar amounts are translated from yen for convenience at the rate of U.S. $1.00 = 119 yen, the approximate rate on the Tokyo Foreign Exchange Market on June 28, 2002.

10. Each American Depositary Share (ADS) represents 1 share of common stock.

Notes to consolidated financial statements:

1. The Company's consolidated financial statements are prepared in conformity with United States generally accepted accounting principles.

2. In order to be consistent with generally accepted financial reporting practices in Japan, operating profit (loss) is presented as net sales less cost of sales and selling, general and administrative expenses.

3. From this fiscal year (fiscal 2003), the Company has applied SFAS No.142, "Goodwill and Other Intangible Assets." This statement requires that goodwill and intangible assets that have indefinite useful lives no longer be amortized, but tested at least annually for impairment. Intangible assets that have estimable useful lives will continue to be amortized over their useful lives. The effects on net loss and basic and diluted net loss per common share for the first quarter of fiscal 2002, if SFAS No.142 had been applied a year ago are as follows:

	Three months ended June 30, 2001
	[in yen millions]
Reported net income (loss)	(19,373)
Addition: Goodwill amortization	1,622
Adjusted net income (loss)	(17,751)
	[in yen]
Reported net income (loss) per common share, basic	(9.32)
Addition: Goodwill amortization	0.78
Adjusted net income (loss) per common share, basic	(8.54)
	[in yen]
Reported net income (loss) per common share, diluted	(9.32)
Addition: Goodwill amortization	0.78
Adjusted net income (loss) per common share, diluted	(8.54)

4. Comprehensive income (loss) was reported as a loss of 273,617 million yen ($2,299 million) for the first quarter ended June 30, 2002 and a loss of 34,254 million yen for the first quarter ended June 30, 2001. Comprehensive income (loss) includes net income (loss) and increases (decreases) in cumulative translation adjustments, unrealized holding gains of available-for-sale securities, unrealized gains (losses) of certain derivative instruments and minimum pension liability adjustments.

Securities Exchange Act of 1934 and its other filings.
The risks, uncertainties and other factors referred to above include, but are not limited to: economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization, including the share exchanges with five subsidiaries currently in progress; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; any changes in the Matsushita Group's financial and operational position or business environment due to its business restructuring; current and potential, direct and indirect trade restrictions imposed by other countries; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings, as well as future changes or revisions to accounting policies, or accounting rules.

Contact: Akihiro Takei
Panasonic Finance (America), Inc.
(212) 698-1365

(Financial Tables Attached)

to approximately 50 billion yen, instead of the previous forecast for pre-tax income of 19 billion yen. Likewise, net income for the six-month period is expected to show a large increase, to an estimated 17 billion yen, up from the previous forecast of 2 billion yen.

On a non-consolidated, parent company-alone basis, the Company expects first-half sales to increase 5% from the same period last year, to about 2,070 billion yen, instead of the earlier forecast of 1,990 billion yen. Parent-alone recurring profit for the first half is projected to increase to approximately 40 billion yen, replacing the previous forecast of 13 billion yen. Net income is now expected to increase to approximately 46 billion yen, compared with the previous forecast of 30 billion yen, which was announced on June 27, 2002. Parent-alone net income reflects the relevant one-time gain due to approval from Japan's Ministry of Health, Labour and Welfare for exemption from the future benefit obligation with respect to the substitutional portion of the Employees Pension Funds (see note 6 of notes to consolidated financial statements).

Matsushita Electric Industrial Co., Ltd. is one of the world's leading producers of electronic and electric products for consumer, business and industrial use, which it markets around the world under the "Panasonic," "National," "Technics" and "Quasar" brand names. Matsushita's shares are listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, New York, Pacific, Euronext Amsterdam, Euronext Paris, Frankfurt and Dusseldorf stock exchanges. For more information, visit the Matsushita web site at the following URL: http://www.panasonic.co.jp/global/

* * * * * * * * *

Disclaimer Regarding Forward-Looking Statements

This press release includes forward–looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to them, and involve known and unknown risks, uncertainties, and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the communications equipment and broadcast- and business-use AV equipment contributed to an overall 1% increase in sales in this category.

Home Appliances

Sales of Home Appliances decreased 3% to 288.3 billion yen ($2.42 billion), compared with 297.9 billion yen in the first quarter of the previous year. Although washing machines, vacuum cleaners, air conditioners and refrigerators recorded strong sales overseas, weak domestic demand resulted in lower overall sales in this category.

Industrial Equipment

Sales of Industrial Equipment were 66.2 billion yen ($556 million), down 8% from 72.0 billion yen in the first quarter of the previous year. Within this category, while sales of FA equipment increased in the Asia region, including China, the category overall saw sales decline from a year ago.

Components and Devices

Sales of Components and Devices were up 5% to 373.3 billion yen ($3.14 billion), compared with 354.9 billion yen in the year-earlier first quarter. Although domestic demand was sluggish, overseas sales, mainly in the Asia region, including China, of general components, semiconductors and compressors recorded substantial sales increases.

Outlook for the Fiscal First Half

Despite growing uncertainty about the global economic outlook, including the slowdown in the U.S. economy and the strengthening of the yen, Matsushita expects that the favorable business progress centered on the video and audio equipment and components and devices areas will continue through the second quarter of fiscal 2003.

On a consolidated group basis, the Company expects sales for the first six months ending September 30, 2002 to increase 5% from the same period last year, to approximately 3,570 billion yen, replacing its earlier forecast on April 26, 2002 of 3,460 billion yen. Consolidated income before income taxes for the fiscal first half is anticipated to increase

Japan's co-hosting of the 2002 FIFA World Cup™. However, other categories in the domestic market recorded sales declines, specifically Home Appliances and Industrial Equipment.

Overseas sales were up 11% to 944.7 billion yen ($7.94 billion), compared with 850.2 billion yen in the first quarter of the previous year. With the exception of Industrial Equipment, overseas sales increased in all categories. On a local currency basis, overseas sales increased 7% from the same period last year.

Consolidated operating profit for the first quarter increased to 14.6 billion yen ($122 million), compared with an operating loss of 38.7 billion yen in the same three-month period a year ago. The Company attributed this turnaround to the positive effects of various business and employment restructuring initiatives implemented during the year ended March 31, 2002 (fiscal 2002), as well as sales increases mainly in video and audio equipment and Components and Devices. Income before income taxes also increased to 18.1 billion yen ($152 million), from a loss before income taxes of 21.2 billion yen in the first quarter of last year, while net income was 4.3 billion yen ($36 million), up from a net loss in the same quarter of the previous year of 19.4 billion yen.

First-quarter Sales Breakdown by Product Category

The Company's first-quarter consolidated sales by major product category are summarized as follows:

AVC Networks

AVC Networks sales increased 8% to 1,028.9 billion yen ($8.65 billion), from 950.0 billion yen in the previous year's first quarter. Within this category, sales of video and audio equipment grew 19%, due mainly to increased sales of TVs, VCRs and DVD players, which were a result of the Company's successful promotion of its new "V-Products" and increased demand related to the 2002 FIFA World Cup™.

In information and communications equipment, cellular phones and PC-related equipment recorded sales declines. However, strong sales in car AVC equipment, fixed-line

FOR IMMEDIATE RELEASE

(Note: Dollar amounts for the most recent period have been translated for convenience at the rate of U.S.$1.00 = 119 yen.)

MATSUSHITA REPORTS FIRST QUARTER PROFIT

Sales Increases and Restructuring Initiatives Contribute to Earnings Turnaround

Osaka, Japan, July 31, 2002 – Matsushita Electric Industrial Co., Ltd. (NYSE: MC) today reported its consolidated financial results for the first quarter, ended June 30, 2002, of the current fiscal year ending March 31, 2003 (fiscal 2003).

First-quarter Results

Consolidated group sales for the first quarter increased 5% to 1,756.7 billion yen (U.S.$14.76 billion), from 1,674.8 billion yen in the same three-month period a year ago. Regarding the overall business environment, the Company noted that although consumer spending in Japan appears to have hit bottom, capital investment remained slow, and there was an absence of a substantial recovery in the domestic economy. Overseas, the business environment was generally steady, with expansion in the economies of Asia, including China, despite a slowdown in U.S. economic growth and a weakening of the U.S. dollar.

Domestic sales decreased 2% to 812.0 billion yen ($6.82 billion), from 824.6 billion yen in the first quarter of the previous year. Within domestic sales, sales in the AVC Networks category increased from the same quarter of the previous year, due mainly to strong sales in video and audio equipment, which were boosted by new product introductions, aggressive marketing activities for such products and increased demand propelled by

- more -

markets around the world under the "Panasonic," "National," "Technics" and "Quasar" brand names. Matsushita's shares are listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, New York, Pacific, Euronext Amsterdam, Euronext Paris, Frankfurt and Dusseldorf stock exchanges. For more information, visit the Matsushita web site at the following URL: http://www.panasonic.co.jp/global/

Contact: Akihiro Takei
Panasonic Finance (America), Inc.
(212) 698-1365

# # #

FOR IMMEDIATE RELEASE

Payment Amount for Stock Acquisition Rights (Stock Options) Determined

Osaka, Japan, July 15, 2002 - Matsushita Electric Industrial Co., Ltd. (NYSE: MC) today announced that it has fixed the payment amount for the exercise of the rights and other pertinent matters in regards to stock acquisition rights as stock options. As previously announced, the issuance of these stock acquisition rights was approved and passed at the 95th Ordinary General Meeting of Shareholders held on June 27, 2002, and the Board of Directors subsequently adopted resolutions at its meeting held on the same day.

The details determined today are as follows:

1. Date of issue of stock acquisition rights:
   July 15, 2002.

2. The amount to be paid upon exercise of each stock acquisition right:
   1,734,000 yen (1,734 yen per share of common stock).

3. Total amount of the company's common stock to be issued or transferred as a result of exercise of stock acquisition rights:
   201,144,000 yen.

4. Amount to be transferred to stated capital, out of the issue price of the shares to be issued upon exercise of stock acquisition rights:
   867 yen per share of common stock.

Note: For further information regarding the issuance of stock acquisition rights as stock options, please see the press release "Stock Acquisition Rights Proposal Approved at Shareholders' Meeting," dated June 27, 2002.

Matsushita Electric Industrial Co., Ltd. is one of the world's leading producers of electronic and electric products for consumer, business and industrial use, which it

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By: [signature]

Shigeru Nakatani, Attorney-in-Fact
President
Panasonic Finance (America), Inc.

Dated: August 5, 2002

This Form 6-K consists of:

1. News release issued on July 15, 2002 by Matsushita Electric Industrial Co., Ltd. (the "registrant") announcing its payment amount for the exercise of the rights and other pertinent matters in regards to stock acquisition rights as stock options, and

2. News release issued on July 31, 2002 by the registrant announcing its consolidated financial results for the first fiscal quarter ended June 30, 2002; and

3. The registrant's consolidated annual report to shareholders for the fiscal year ended March 31, 2002 (English version).

National/Panasonic
Matsushita Electric

Annual Report 2002

For the year ended March 31, 2002


Panasonic
Panasonic
チャンネル

Since its founding in 1918, Matsushita Electric Industrial Co., Ltd. has expanded its business worldwide under its basic management philosophy of contributing to society as a public entity. The broadband era of the 21st century heralds an evolving, ubiquitous digital networking society. Moreover, it is imperative in this new era that the Company conducts its business in harmonious coexistence with the global environment. To respond to these changes, in April 2001 Matsushita introduced its new mid-term plan, Value Creation 21, through which the Company will continue to implement a variety of initiatives aimed at making itself more lean and agile, while "deconstructing" existing management structures created during the past century to enhance its contribution to society.

Contents

Pictures shown on the screens of products illustrated in this Annual Report are simulated.

Disclaimer Regarding Forward-Looking Statements

This Annual Report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this Annual Report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statements after the date of this Annual Report (May 2002). Investors are advised to consult any further disclosures by the Company in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the Euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization, including the share exchanges with five subsidiaries currently in progress; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; any changes in the Matsushita Group's financial and operational position or business environment due to its business restructuring; current and potential, direct and indirect trade restrictions imposed by other countries; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings, as well as future changes or revisions to accounting policies or accounting rules.

Financial Highlights

Matsushita Electric Industrial Co., Ltd. and Subsidiaries
Years ended March 31, 2002 and 2001

	Millions of yen, except per share information		Percentage of previous year	Millions of U.S. dollars, except per share information
	2002	2001	2002/2001	2002
Net sales	¥6,876,688	¥7,681,561	89.5%	$51,704
Income (loss) before income taxes	¥ (548,009)	¥ 100,735	—	$(4,120)
Net income (loss)	¥ (431,007)	¥ 41,500	—	$(3,241)
Net income (loss) per share:				
Basic	¥ (207.65)	¥ 19.96	—	$ (1.56)
Diluted	(207.65)	19.56	—	(1.56)
Cash dividends per share	12.50	12.50	100.0%	0.09
Total assets (at year-end)	¥7,627,159	¥8,156,288	93.5%	$57,347
Stockholders' equity (at year-end)	3,243,084	3,772,680	86.0	24,384
Capital investment	¥ 309,085	¥ 504,390	61.3%	$ 2,324
R&D expenditures	565,530	543,804	104.0	4,252
Total employees (at year-end)	267,196	292,790	91.3%	267,196

Net Sales
Billions of yen


8,000
6,000
4,000
2,000
0
1998 1999 2000 2001 2002

Income (Loss) before Income Taxes
Billions of yen


450
300
150
0
–600
–548
1998 1999 2000 2001 2002

Net Income (Loss)
Billions of yen


150
100
50
0
–500
–431
1998 1999 2000 2001 2002
Net Income (Loss)
Without the impact of adjustments of net deferred tax assets

Notes: 1. See Note 1 (1) to the consolidated financial statements in respect of the calculation of net income (loss) per share amounts.
2. U.S. dollar amounts are translated from yen at the rate of ¥133=U.S.$1, the approximate rate on the Tokyo Foreign Exchange Market on March 29, 2002.
3. Beginning in fiscal 2001, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and accordingly, prior year figures have been restated to reflect this change.
4. Fiscal 1999 and 1998 net income represent amounts after subtracting the impact of approximately ¥42.1 billion and ¥27.5 billion, respectively, attributable to adjustments of net deferred tax assets to reflect reductions in Japan's corporate income tax rate.



Yoichi Morishita Chairman

At the beginning of the fiscal year ended March 31, 2002 (fiscal 2002), Matsushita Electric Industrial Co., Ltd. launched its mid-term plan, Value Creation 21, which put into effect a wide range of structural reforms based on the theme of "deconstructing" existing management structures and "creating" new management models to lead the Company into the 21st century. However, despite the completion of restructuring efforts, the Company's consolidated financial results for fiscal 2002 were negatively affected by a worldwide downturn in information technology (IT)-related industries, as well as price declines attributable to intensified competition, and the negative effects of the September 11 terrorist attacks in the United States. As a result, consolidated net sales dropped 10% from the previous fiscal year, to ¥6,876.7 billion (U.S.$51.70 billion).

In terms of earnings, the reduction of fixed costs and rationalization efforts in parts and materials purchasing were not sufficient to offset such negative factors as sales declines in mobile communications equipment and IT-related components and devices, nor the effects of intensified price competition. These factors resulted in an operating loss of ¥211.8 billion ($1.59 billion). Furthermore, the Company incurred various restructuring charges, which included ¥164.1 billion ($1.23 billion) related to employment restructuring programs, and ¥178.9 billion ($1.35 billion) for impairment losses associated with the closure or integration of several manufacturing locations and a write-down on investment securities, resulting in a net loss of ¥431.0 billion ($3.24 billion).



Kunio Nakamura President

In fiscal 2003 Matsushita will bring about a V-shaped recovery through the structural reforms implemented in fiscal 2002 and by shifting its management focus from "deconstruction" to "creation." The key to attaining this is the continuous launching of what we have termed V-products, or products that will contribute to sales and earnings by achieving the top share in high-volume markets. The Company is aiming for increased overall performance by providing customer-oriented products and services in both domestic and overseas markets and by taking full advantage of the results of its fiscal 2002 structural reforms, including the closure or integration of manufacturing locations and various employment restructuring initiatives. Furthermore, in January 2003 Matsushita will carry out comprehensive business restructuring to ensure an optimal structure for each of its new business domains and to accelerate growth.

For the future, Matsushita intends to achieve significant growth through its efforts to become a truly customer-oriented Super Manufacturing Company.

We appreciate your support in all our endeavors.

May 2002

Yoichi Morishita
Chairman

Kunio Nakamura
President

Fiscal 2002

Structural Reforms >>>>>>>>>>>>>>>>>>>>>

Review of Fiscal 2002



>Completion of structural reforms
>Solid foundation for growth

In last year's Annual Report, we discussed Matsushita's efforts to increase profitability and efficiency through structural reforms and a new growth strategy, based on the concept of transforming Matsushita into a Super Manufacturing Company. In terms of business restructuring for fiscal 2002, the Company surpassed its initial goals with regard to carrying out sweeping reforms, despite a particularly adverse business environment. However, the Company has not yet reaped the expected rewards of its growth strategy, resulting in unsatisfactory financial results.

Matsushita's top priority at present is the prompt recovery of financial results. In fiscal 2002, which was a year of intense structural reform, the Company took unprecedented steps to improve profitability, such as the closure or integration of businesses and manufacturing locations, beginning with the restructuring of its domestic consumer sales and distribution structure. Other steps included the concentration of R&D resources through research, development and design (R&DD) reforms to create new and competitive products, as well as management initiatives such as IT improvements. Furthermore, Matsushita implemented the Special Life Assistance Program, along with various other employment restructuring initiatives, and conducted manufacturing reforms, such as introducing cell-style production, while reducing inventory and parts and materials costs, all aimed at strengthening the Company's management structure. We are confident, therefore, that in fiscal 2002 we completed all necessary steps for business restructuring, while laying the foundation for accelerated growth in fiscal 2003 and onward, and we must now work to continually incorporate these positive measures into the Company's operations.

Through these wide-ranging efforts, we have established a solid foundation for a V-shaped recovery, and are now taking action to accelerate and accomplish growth.

Fiscal 2003 Growth Strategy

Reorganization of the Matsushita Group Structure

> Comprehensive restructuring for accelerated growth

> 14 new business domains; full ownership of five Group companies

To maximize corporate value of the entire Matsushita Group, the Company will transform five Group companies—namely Matsushita Communication Industrial Co., Ltd., Kyushu Matsushita Electric Co., Ltd., Matsushita Seiko Co., Ltd., Matsushita Kotobuki Electronics Industries, Ltd., and Matsushita Graphic Communication Systems, Inc.—into wholly owned subsidiaries in October 2002. This will be followed by comprehensive restructuring measures, scheduled for January 1, 2003.

With the advance of the digital networking age, where product functions are increasingly converging, Matsushita is shifting its management focus from its current structure, in which various business divisions and internal divisional companies are responsible for specific product groups, to a new management structure where products with similar functions are organized into 14 new business domains. This business restructuring is aimed at providing the most effective solutions services from a customer standpoint. The Company's business restructuring will eliminate counterproductive overlapping of businesses among Group companies, concentrate and make optimum use of Groupwide R&D resources, and establish an integrated operational structure that covers everything from product development and manufacturing to sales, thereby ensuring a pertinent autonomous management structure.

Once the five Group companies become wholly owned subsidiaries, the structure of the Matsushita Group will be as shown in the chart on page 7. Highlighted portions of the chart give the tentative names of the seven new companies that will be created as a result of restructuring from two internal divisional companies, AVC Company and Factory Automation Company, and the five companies due to become wholly owned subsidiaries.

In relation to the AVC business, AVC Company,

Groupwide Business and Organizational Restructuring

an internal divisional company of Matsushita, will change its name to Panasonic AVC Networks Company and will concentrate on strategic core businesses, notably digital TVs, plasma display panel (PDP) TVs, DVD equipment, Secure Digital (SD) Memory Card–compatible products and digital still cameras, all of which are expected to accelerate the Company's growth.

Kyushu Matsushita Electric will merge with Matsushita Graphic Communication Systems to form a new company, Panasonic Communications & Imaging Co., Ltd., which will be responsible for fixed-line communications, thus unifying the Group's entire development, manufacturing and sales functions into one fixed-line communications company, which will also be responsible for document-related businesses.

Matsushita Communication Industrial will merge with Matsushita's marketing and sales unit to form a new company, Panasonic Mobile Communications & Networks Co., Ltd., responsible for the mobile communications business. The new company's mission will be to accelerate product development of third-generation cellular phones and to become one of the world's top three suppliers.

In the automotive electronics business, Panasonic Automotive Systems Company will be set up as a new internal divisional company of Matsushita by integrating the relevant divisions of Matsushita, AVC Company, Matsushita Communication Industrial and Kyushu Matsushita Electric. The new company will be responsible for the car navigation systems business, car AV equipment and other systems unit businesses and sales of related devices.

Regarding the systems business, Panasonic System Solutions Company will be established by integrating the relevant divisions of Matsushita, AVC Company and Matsushita Communication Industrial. The new company will be responsible for development, manufacturing and sales of systems based on digital audiovisual (AV), communications and IT-related equipment.

In the environmental systems business, Matsushita Seiko will merge with relevant divisions from within

New Business Domains and Organization

Organization of the Matsushita Group and New Business Domains

(From January 1, 2003)


MEI Global & Group Headquarters
Digital Networks
*Panasonic AVC Networks Company**
*Panasonic Communications & Imaging Co., Ltd.
*Panasonic Mobile Communications & Networks Co., Ltd.
*Panasonic Automotive Systems Company**
*Panasonic System Solutions Company**
AVC Networks
Fixed-Line Communications
Mobile Communications
Automotive Electronics
Systems
Home Appliances/ Environmental Systems
Home Appliance & Housing Electronics Company**
Air-Conditioner Company**
Packaged Air-Conditioner Company**
Matsushita Refrigeration Company
Lighting Company**
*Matsushita Ecology Systems Co., Ltd.
Home Appliances, Household Equipment and Health Systems
Lighting
Environmental Systems
Components & Devices/ Manufacturing Systems
Semiconductor Company**
Display Devices Company**
Matsushita Battery Industrial Co., Ltd.
Matsushita Electronic Components Co., Ltd.
Motor Company**
*Panasonic Factory Solutions Co., Ltd.
Matsushita Industrial Equipment Co., Ltd.
Semiconductors
Display Devices
Batteries
Electronic Components
Electric Motors
FA Equipment
Services and Solutions
Corporate eNet Business Division
Companies operating in technical service, lease/credit, logistics, etc.
Others
Matsushita Kotobuki Electronics Industries, Ltd.
Victor Company of Japan, Ltd.

*New organizations as a result of restructuring (names tentative) **Internal divisional companies of Matsushita Electric Industrial Co., Ltd. (MEI)

Value Creating Company

V-Products

Matsushita and will then change its name to Matsushita Ecology Systems Co., Ltd. The new company will be the platform for Matsushita's environmental systems business.

In the factory automation (FA) business, by combining the Factory Automation Company, an internal divisional company of Matsushita, with the FA Division of Kyushu Matsushita Electric, a new company will be established, Panasonic Factory Solutions Co., Ltd., with responsibility for circuit manufacturing and electronic-parts-mounting systems, as well as related businesses.

Matsushita Kotobuki Electronics Industries will not be assigned to any one particular business domain, but rather will assume a strategic support and collaborative role, particularly in the AVC business arena.

Specific details of the implementation of each of the changes cited here will be decided after consultation with Group companies and upon careful review of legal, tax and accounting issues.

> **Aiming for top share in high-volume markets through lowered total costs**

> **Sales target for 88 V-products of ¥1 trillion in fiscal 2003**

To bring about a V-shaped recovery, Matsushita is working to increase sales by introducing competitive V-products in high-volume markets, thereby contributing to overall Company performance. By taking advantage of the lowered manufacturing and distribution cost structure made possible by our structural reforms to date, Matsushita will introduce competitive products that we believe have the potential to achieve top share in high-volume markets. We will also intensify our marketing and sales promotion activities under our new, highly efficient consumer sales and distribution structure. For fiscal 2003, Matsushita has established a total sales target for its 88 V-products of approximately ¥1 trillion.

Challenges

Global Strategy and Services and Networking Business

> Increased overseas sales

> Taking advantage of digital networking technologies

Matsushita is aiming for a substantial increase in overseas sales, a vital element in the overall growth of the Company. To achieve this, Matsushita is enhancing its global competitiveness through a low-cost regional management structure that is well placed to make prompt decisions, thereby surviving fierce competition. China, in particular, is fast becoming the largest manufacturer and market in the world—with its entry into the World Trade Organization at the end of calendar 2001, competition here is expected to further intensify. Developing a successful business in China and taking advantage of its competitive edge is therefore key to Matsushita's global strategy.

Furthermore, Matsushita is actively promoting diversified services businesses that take advantage of the Company's proprietary digital and networking technologies, including interactive eP services, centered on digital TVs, as well as mobile multimedia services that focus on third-generation cellular phones and living environment-related services.



Targets

> Fiscal 2003 operating profit forecast of ¥100 billion

By actively implementing all initiatives slated for fiscal 2003, we are committed to achieving our goal of at least a 3% increase in net sales, compared with fiscal 2002, and adhering to our goal of an operating profit of approximately ¥100 billion.

Furthermore, we have set a mid-term target for annual net sales of ¥8 trillion, as well as an operating profit ratio of 5% or higher. Matsushita is also continuing its work to enhance capital efficiency through the utilization of Capital Cost Management (CCM), the Company's own yardstick for internal divisional management control.

We appreciate your support in all our endeavors.


TOYOTA
Esso
Panasonic
ratiopharm
www.toyota-f1.com
AOL Time Warner
P504i
Panasonic

Growth through Digital Technology

Panasonic products at the core of Matsushita's digital networking technology will lead the way in high-volume markets. At the center of this lineup are Broadcast Satellite (BS) digital TVs, which boast top share in the domestic market; PDP TVs, sales of which are expected to increase significantly in fiscal 2003; and cellular phones, for which the Company is working to regain top position in Japan. Matsushita will enhance profitability through increased sales of these and other V-products.


35mm EQUIV.
35-70
LEICA
LUMIX


Panasonic
DVD VIDEO RECORDER DMR-E30
DVD-RAM / DVD-R RECORDING
PROGRESSIVE SCAN
OPEN/CLOSE
ENTER
Panasonic

Enriching Lifestyles through Technological and Ecological Innovations



Matsushita will stand out from the competition through the technological superiority and marketing strength of its National brand. The Company will distinguish itself not only by expanding its product lineup in high-volume markets, but also by developing products that contribute to energy conservation and environmental preservation.



Supporting the Industry with "Black-Box" Technologies

Matsushita aims to achieve top market share in 120 strategic products in the components and devices category that is key in the Company's quest to become a Super Manufacturing Company. In the industrial equipment category, Matsushita will create added value for its customers by providing total solutions.


Panasonic
MN103SEM0T31 2
EB
JAPAN

AVC Networks

Main Products

Color TVs, LCD and PDP TVs, VCRs, camcorders, digital still cameras, DVD players/ recorders, compact disc (CD), Mini Disc (MD) and SD players, other personal and home audio equipment, AV and computer product devices, prerecorded AV software, broadcast- and business-use AV equipment and systems, PCs, CD-ROM, DVD-ROM/RAM and other optical disk drives, HDDs, other data storage devices, CRT and liquid crystal displays, copiers, printers, telephones, cellular phones, Personal Handyphone System (PHS) terminals and other mobile communications equipment, facsimile equipment, car AVC equipment, traffic-related systems, communications network-related equipment, other information and communications equipment and systems, etc.



Home Appliances

Main Products

Washing machines, clothes dryers, vacuum cleaners, electric irons, microwave ovens, cooking appliances, dishwashers, refrigerators, room air conditioners, electric fans, air purifiers, heating equipment, kitchen fixture systems, electric, gas and kerosene hot water supply equipment, bath and sanitary equipment, healthcare equipment, electric lamps, bicycles, photographic equipment, etc.



Industrial Equipment



Main Products

Electronic-parts-mounting machines, industrial robots, electronic measuring instruments, welding equipment, power distribution equipment, ventilation and air-conditioning equipment, car air conditioners, vending machines, other food industry-related equipment, medical equipment, elevators, escalators, etc.

Components and Devices



Main Products

Semiconductors, electronic tubes, PDPs, general components (capacitors, resistors, coils, speakers, power supplies, mechanical components, high-frequency components, printed circuit boards, etc.), magnetic recording heads, electric motors, compressors, dry batteries, storage batteries, non-ferrous metals, etc.

AVC Networks



In the video and audio equipment sector, despite slow sales of videocassette recorders (VCRs) and audio equipment, global sales were strong for TVs and DVD-related equipment, as well as for competitive new products, particularly digital AV equipment, resulting in an overall increase in sales.

Matsushita launched several state-of-the-art products in the information and communications field, including the world's first third-generation cellular phone handset; however, sales in this category were down from the previous year, mainly attributable to sluggish sales of cellular phones, hard disk drives (HDDs) and facsimile machines.

For the future, Matsushita aims to expand growth and profitability by increasing its share in high-volume markets through advancing sales of V-products.

New 42-inch PDP TV with built-in BS digital tuner



Digital TV Systems and Related Products

As a pacesetter in the digital TV industry, Matsushita continues to lead the Japanese market for Broadcast Satellite (BS) digital TVs. In fiscal 2002, the Company extended its lineup of flat-surface cathode ray tube (CRT) TVs, and augmented its plasma display panel (PDP) TVs with new 37- and 42-inch models, followed by a new 50-inch model, all with the industry's highest levels of brightness and contrast to date, and all equipped with BS digital tuners. Matsushita also introduced liquid crystal display (LCD) TVs with improved picture quality and built-in DVD player, thereby strengthening the Company's overall TV lineup.

In April 2002, eP Corporation (formerly ePF Network Corporation), established in cooperation with Toshiba Corporation, Hitachi, Ltd. and other Japanese corporations, launched the world's first trial service integrating digital broadcasting, the Internet and HDDs, thereby enabling interactive broadcasting and high-storage datacasting. The introduction of this service enables users in Japan to access multiple channels with advanced functions on demand, as well as to participate in home shopping, home banking and other diverse interactive services. Matsushita plans to create new markets by expanding businesses in this field, including compatible terminals and related services.

With an eye on the future of the TV business, Matsushita will meet the increasingly sophisticated and diversified global demand by expanding flat-surface CRT, PDP and LCD TVs, as well as home theater systems, focusing particularly on digital models, thereby further enhancing the Panasonic brand image.



*BS digital TV, boasting top market share in Japan (*Jurassic Park III*, courtesy of Universal Pictures)*



Home theater system with PDP TV



Matsushita's advanced technology in DVD recorders enables playback of selected scenes while recording continues



DVD recorder



DVD recorder with built-in hard disk for extended recording time



Matsushita's wide range of networkable products for recording, storage, retrieval and communication of digital information

AV Network Equipment

In the fast-growing market for DVD-related equipment, Matsushita launched a new competitively priced DVD video recorder in Japan, with unique simultaneous recording and playback function, enabling playback from any point in a program without interrupting recording. The Company also introduced a model with built-in HDD for extended recording time, resulting in a principal share of the DVD video recorder market. Also, in late 2001, Matsushita broadened its lineup of DVD players by launching a new model that is compatible with GameCube™ software from Nintendo Company, Ltd. In terms of manufacturing, Matsushita increased its production capacity in China for DVD players and optical pickups to improve cost competitiveness and boost its market share in high-volume products.

In video and audio equipment, Matsushita enhanced its market share of Mini Disc (MD) players with the introduction of the world's smallest and lightest portable MD player so far. The Company also won positive market acclaim for its palm-sized compact digital video camera with advanced remote control operation. To meet the growing demand for digital still cameras, Matsushita introduced its new LUMIX™ series, which benefits from the world-renowned optical technology of Leica Camera AG. The LUMIX™ series proved highly popular during the year-end shopping season of 2001.

Regarding the ultracompact storage device, the Secure Digital (SD) Memory Card—supported by over 400 SD Card Association member companies—Matsushita expanded its SD Memory Card–compatible product lineup, ranging from mobile and wearable audio equipment, digital video cameras and digital still cameras, to



The world's lightest notebook PC in its class



DVD-RAM/R combination drive



New slim and ultraslim (front) Internet-compatible folding cellular phones with exceptional picture quality

PCs, cellular phones and even microwave ovens. In this way Matsushita advanced its mobile network, made possible through the development of this tiny memory card.

PCs and Networking Peripherals

In the domestic market, Matsushita introduced what is currently the world's lightest (960 grams) B5-sized notebook PC. Overseas, the Company continued to increase sales of its ruggedized PC series.

In networking peripherals, Matsushita continued to augment sales by launching the industry's slimmest and fastest DVD-ROM and CD-R/RW combination drive to date, and also placed a greater emphasis on marketing its DVD-RAM drives.

Portable and Car Mobile Networking

Matsushita's sales of cellular phones were down compared with the previous year, mainly as a result of sharp declines in the cellular phone industries in Japan, Europe and other regions. In addition, Matsushita lost market share in Japan and overseas as a result of quality issues, among other things, with certain models. Counterbalancing this unfavorable business environment, Matsushita launched a new Internet-compatible slim folding cellular phone for NTT DoCoMo, Inc., with exceptional picture quality. This model was well-accepted and reestablished Matsushita's reputation in the cellular phone market. In fiscal 2003 Matsushita will continue to introduce top-of-the-range handsets.

Overseas, Matsushita centralized its production in Europe by shifting its base for cellular phones from the United Kingdom to the Czech Republic in April 2002. Matsushita also plans to expand its production capacity in China. These initiatives are aimed at optimizing production from a global perspective and increasing cost competitiveness.

Cellular phones are rapidly evolving as mobile multimedia information terminals, capable of displaying moving images. Matsushita, being on the cutting-edge of this industry trend, established the Mobile Software Solution Center in January 2002, thereby concentrating Groupwide software engineering–related staff in one location.

Matsushita, already a supplier of base transceiver stations for NTT DoCoMo's third-generation W-CDMA standard, began shipments of mobile handsets for this service during fiscal 2002.

In August 2001 Matsushita entered into an alliance with NEC Corporation to accelerate the propagation of third-generation cellular phone businesses around the world and to mutually enhance the technological advantage of both companies. Through this alliance with NEC, Matsushita aims to achieve more efficient use of R&D resources and more speedily develop superior next-generation handsets.

In car audio equipment, Matsushita introduced a new high-end model with CD, MD and CD-R/RW playback capability, which was well received. The



A new car navigation system with built-in HDD offering greatly increased data processing capability



Distinctive CD car audio receiver incorporating a vacuum tube for deeper, richer sound

Company also expanded its lineup with the world's first combination CD/MP3 model with vacuum tube that reproduces deeper, richer sound.

In car navigation systems, adding to Matsushita's popular DVD models, the Company began sales of an advanced model with built-in HDD, capable of processing large volumes of data in an instant.

In car mobile networking, Matsushita commenced sales of a new in-vehicle terminal for the Electronic Toll Collection (ETC) system in Japan. The new model will expand business and offers the industry's most competitive price (as of March 2002). Matsushita also enhanced its extensive technology in both communications and AV-related areas, by supplying infrastructure, including roadside toll collection equipment, to support Japan's Intelligent Transport Systems (ITS) initiative.



As the official AV equipment sponsor of the 2002 Salt Lake City Olympic Games, Matsushita supplied a wide variety of AV equipment, including 16 Astrovision® screens

Systems Solutions Business

In broadcast-use systems, Matsushita reinforced its DVCPRO HD (high-definition) series by developing the world's first variable-frame-rate digital movie camera, which authentically re-creates the quality of movies recorded with conventional film cameras.

New Growth through Group Restructuring

Through a range of group restructuring initiatives, slated for completion by January 2003, Matsushita will concentrate Companywide resources on AVC home networking, mobile networking and various other major product domains. The new structure will provide a more unified management that integrates R&D, manufacturing and sales to ensure greater and swifter responsiveness to consumer demands. By implementing this new structure, Matsushita will proactively meet the needs of customers worldwide and vigorously promote its AVC networks business.

Home Appliances



Sales in this category, particularly for refrigerators and washing machines, were negatively affected by depressed consumer spending in Japan and other markets in Southeast Asia. Despite this severe business environment, Matsushita made progress in new growth areas with the development of value-added products, including eco-friendly products, as well as those that provide new value to customers, while at the same time strengthening overseas production to better meet the demands of the price-conscious high-volume market.

General Home Appliances and New Growth Products

To increase profitability, the Home Appliance & Housing Electronics Company, an internal divisional company, actively marketed new growth products, notably induction-heating (IH) cooking equipment, dishwashers and garbage processors, for which there is growing demand in Japan, and thereby achieved high market share.

In relation to the mainstay products in this category, Matsushita responded to increasingly diversified customer needs with products such as a centrifugal force washer/dryer, featuring reduced drying time made possible through the world's first dual air- and water-cooling technology, and a vacuum cleaner with separate modes for high-power and low-exhaust operation.

In terms of manufacturing, Matsushita initiated various reforms, such as unifying several domestic and overseas manufacturing locations, to enhance its global cost competitiveness. In China, for example, the Company began centralized production of high-volume microwave ovens, while in the ASEAN region, selected manufacturing locations covering several product categories were consolidated. Furthermore, in April 2002 a newly established factory center in China began concentrated production of vacuum cleaners and other cost-competitive products.



Dishwasher/dryer with an industry-first energy saving mode and a detergent-free cycle



Prototype of a vacuum cleaning robot for household use

Air Conditioners

The Air-Conditioner Company, an internal divisional company, met consumer needs in the Japanese market by launching the E series of high-value-added air conditioners featuring the world's first system that integrates a negative ion generator with an electronic dust collector. Regarding energy-efficient products, Matsushita introduced the V series of air conditioners, which consume less than half the power used by Matsushita models of 10 years ago, thanks to technology developed by Matsushita-Daikin Air-Conditioning Technologies Development Center, Ltd., a joint venture between Matsushita and Daikin Industries, Ltd.

To meet growing demand in the Chinese market, Matsushita significantly augmented its production of compressors in China, where the Company also strengthened its local R&D operations.



Conceptual image of an air conditioner with ion-emitting technology


1,190
kWh/year
290
kWh/year
Ten years ago
Today

Comparison of annual energy consumption of Matsushita models



Award-winning refrigerator with triple-cooling system

Refrigerators

The Matsushita Refrigeration Company strives for harmonious coexistence with the global environment by pursuing its mission of developing products for a comfortable and healthy lifestyle. In the domestic market, Matsushita developed the industry's first chlorofluorocarbon (CFC)-free refrigerator, which uses eco-friendly refrigerants that do not deplete the ozone layer and have minimal negative impact on global warming. In addition, the Company introduced new models with the industry's highest energy-saving level, as well as models with the advantage of being easily recyclable.

In regards to production, to remain cost competitive from a global perspective, the Company is focusing on Thailand and China as strategic locations for the procurement of parts and materials.

Healthcare and Living Environment–Related Business

To address the needs of an increasingly health-conscious society, Matsushita developed a Web-based tele-homecare system. In fiscal 2002, following field tests by Focused Health Solutions, Inc. (FHS) and the VA Connecticut Healthcare System, Matsushita received orders for its innovative system from FHS. Subsequently in Japan, the Ministry of Health, Labour and Welfare certified the system for medical use, paving the way for Matsushita to expand its business in electronic health monitors, which serve as the interface for the Web-based tele-homecare system. These monitors have since been supplied to community centers in Okayama, western Japan.

In the living environment–related business, Matsushita launched its Eco Cute™ water heating system in April 2002 in the Japanese market. This household water heater employs a natural refrigerant (CO_2) heat pump. The eco-friendly heating system boasts an ozone-depleting coefficient of zero, as well as achieving excellent reductions in running costs, and is therefore expected to contribute significantly to energy conservation and environmental preservation.



The eco-friendly energy-efficient Eco Cute™ water heating system


Patient1
107
69
69

Patients in the United States can receive medical care at home

Industrial Equipment



Sales of industrial equipment were severely impacted by declines in capital investment, caused in turn by a sharp decline in the global IT industry. Despite this difficult business environment, Matsushita developed products in response to changing customer needs, in terms of both new product development and engineering, and expanded value-added service businesses. Furthermore, the Company increased its manufacturing efficiency by introducing cell-style production.

FA Equipment

With the establishment of the Factory Automation Company at the beginning of fiscal 2002, Matsushita successfully integrated the development, manufacturing and sales functions for factory automation (FA) equipment, thereby facilitating speedy global operations. In April 2002, Matsushita established Panasonic Engineering Co., Ltd. The new company will create added value by not only providing equipment but also total FA solutions, including engineering services and related support.

Regarding product strategies, in addition to expanding cost-competitive products, Matsushita seeks to establish a leading position by promoting its innovative modular mounters that allow for greater production flexibility. Concerning specific markets, Matsushita aims to increase its market share in rapidly growing markets, such as China, by augmenting marketing and sales activities.



A new multifunctional modular mounter offers sufficient flexibility for cell-style production

Welding Machines, Power Distribution Systems and Environment-Related Systems

Matsushita reinforced its value-added models by adding new fully digital CO_2/MAG automatic welding machines, as well as introducing cell-style production to achieve an organizational structure that can respond swiftly to ever-changing market conditions.

In power distribution systems, Matsushita commenced energy management services to enable remote management of power consumption and provide potential energy-saving proposals. These services have all the advantages of conventional power distribution systems, coupled with the advanced technology of information terminals, and utilize existing communication lines.

In environment-related industrial-use ventilation systems, in which Matsushita has significant experience, the Company aims to improve business by providing total solutions, including purification of water, air and land, waste recycling, energy conservation and clean energy.



The fully digital CO_2/MAG automatic welding machine makes expert-level welding simple



Matsushita supplies municipal offices in Nagoya, Japan, with a solar power generation system



Illustration of Matsushita's in-tunnel ventilation system for the Hai Van tunnel project, Vietnam


High-Voltage Users
Telephone lines
PHS
Matsushita
Energy-saving proposals
Data Control Center

Energy management services for power distribution systems

Components and Devices



Fiscal 2002 sales in this category fell sharply from the previous year, attributable to sales decreases in general components, semiconductors, LCD devices, electric motors and batteries, resulting mainly from setbacks in the cellular phone and other IT-related industries. Given this adverse business environment, Matsushita implemented various structural reforms, including the centralization of domestic and overseas manufacturing locations and the establishment of a new LCD joint venture.

To reestablish growth and profitability in this business segment, Matsushita will concentrate on proprietary "black-box" technologies and will develop products centered on the 120 strategic products that have the potential to achieve top global positions in their respective markets.

General Components

In general components for information and communications equipment, despite receding sales due to the setbacks in IT-related industries, the Company augmented its range of specialty polymer aluminum electrolytic capacitors. Matsushita also developed cutting-edge ultracompact, high-capacitance products in the field of multilayer ceramic chip capacitors and film capacitors.



This state-of-the-art, completely transparent speaker, shown here as an integrated light fixture/speaker with frame and stand, can be used in LCD and touchpad applications

In car electronics, Matsushita introduced car speakers that weigh less than half the amount of previous models. Regarding the Company's angular rate sensors, boasting a greater-than-80% share of the market in domestic car navigation systems, Matsushita will advance its product lineup with high-precision models at lower prices.

To strengthen its global R&D structure for general components, and having already established similar centers in the United States and Europe, in February 2002 Matsushita set up a third overseas R&D center in Singapore. Through this expanded R&D structure, Matsushita will place greater emphasis on software development that enables the Company to optimize the full potential of relevant components.



Compact ceramic chip capacitors



Award-winning film capacitors



Light, high-efficiency car speakers

Semiconductors

Despite the semiconductor industry having suffered unprecedented adversity in fiscal 2002, deepened by sharp declines in DRAM prices, Matsushita, which had strategically focused management resources on its system LSI business—particularly for DVD applications—was less affected than the industry as a whole in terms of sales.

In the future, Matsushita will place particular emphasis on the development, production and sales of devices, concentrating its efforts on four strategic areas: digital TV systems, DVDs, mobile communications equipment and display devices.



Optical disk controller LSI for DVD video recorders



LSI for eP service digital TV receivers/set-top boxes (STBs)



MPEG-4 video decoder LSI for mobile information terminals

In R&D, the Company is actively enhancing the development of applications by introducing a new combination of technologies, integrating advanced electronic circuit design automation (EDA) technologies with new core technologies that combine communications and AV.

Regarding manufacturing, in April 2002 Matsushita commenced production of new 0.13-micron system LSIs at new facilities in its Arai plant. Furthermore, new facilities at the Uozu plant will soon commence production of compound semiconductor devices.

Display Devices

In CRTs, Matsushita centralized its domestic manufacturing locations, having discontinued color monitor tube production, and implemented joint global supply and purchase of color TV picture tubes with Thomson multimedia. In the future, Matsushita will mainly focus its efforts on increasing competitiveness in large flat-screen CRTs.



Low-temperature polysilicon LCD panel



50-inch PDP with the industry's highest level of brightness and contrast



Thin-film transistor (TFT) LCD for cellular phones

In LCDs, Toshiba Matsushita Display Technology Co., Ltd., a new joint venture with Toshiba Corporation, was established in April 2002. The new joint venture manufactures cutting-edge products, including low-temperature polysilicon LCD panels.

Regarding PDPs, the market for which is expected to grow significantly, in June 2001 Matsushita Plasma Display Co., Ltd. began full-scale mass production of models boasting first-class picture quality at an affordable price. Matsushita aims to be the number-one PDP manufacturer in the industry by strengthening its manufacturing structure through a number of initiatives, including the commencement of production at its plant in China in December 2001.

Electric Motors and Compressors

In electric motors, Matsushita enhanced its lineup of vibration motors for cellular phones, for which the Company maintains the top share in the global market, as well as launching linear servomotors for industrial applications. Matsushita's



E series compact compressors contribute significantly to energy-saving refrigerators

development and mass-production technology in polygon mirror scanner motors, which are an essential component of laser printers, continued to receive high market acclaim. This hydrodynamic bearing technology is now being used extensively to develop compact HDD motors.

Matsushita boosted its annual production of compressors for air conditioners at its plant in China to 6 million units, the largest capacity in the world, thus strengthening global cost competitiveness.



Industry-leading, thin compact vibration motors



Award-winning polygon mirror scanner motors for laser printers



Air conditioner compressor sales increased thanks to an extensive lineup

Batteries

In primary batteries, the Company continued to lead the industry with technological advancements in high-performance alkaline batteries, despite lower sales because of intensified price competition. For the future, Matsushita will maintain its competitive edge in the market for batteries for digital equipment by continuing to improve high-rate pulse discharge alkaline batteries. Furthermore, the Company will pursue new applications for lithium batteries, including those for Intelligent Transport System (ITS)–related equipment and products, such as Electronic Toll Collection (ETC) terminals and E-CALL™ (emergency call) systems, and IC cards and other applications.

In rechargeable batteries, the Company expanded its Osaka plant to prepare for extensive production increases of prismatic lithium ion batteries. Matsushita will continue to develop products with increased capacity in different sizes to enhance its share in the battery market for cellular phones.

In April 2002, two new internal divisional companies, Primary Battery Company and Rechargeable Battery Company, were established directly under Matsushita Battery Industrial Co., Ltd., thereby clarifying and making full use of respective business strategies and promoting more efficient management.


Panasonic
Panasonic

High-performance alkaline batteries for digital cameras and other multimedia equipment


Panasonic
Li-ion
Panasonic
Li-ion
Li-ion
Li-ion

High-capacity prismatic lithium ion rechargeable batteries

Environmental Vision and Green Plan 2010


Environmental Vision
Coexistence with the Global Environment through ET2
Environmental Technology
Ecological Thinking

At the dawn of a new century necessitating heightened environmental awareness, in October 2001 Matsushita set out its new environmental guidelines, known as Environmental Vision, along with its associated action plan, Green Plan 2010. Environmental Vision outlines specific targets related to 20 themes in seven fields to be achieved over two five-year periods. Matsushita's new guidelines emphasize and strengthen the Company's commitment to coexistence with the global environment through the promotion of two key concepts: environmental technology and ecological thinking (ET^2).

Environmental Forum 2001

In October 2001 Matsushita hosted the Environmental Forum 2001 in Tokyo, focusing on the theme of creating a recycling-based lifestyle and society. The forum was attended by over 3,500 people, including experts from various academic fields. The six-day event, which included a symposium, exhibits and seminars, enabled visitors to learn more about Matsushita's Environmental Vision and the Company's wide-ranging environmental initiatives. A first for an equipment manufacturer, and as a completely in-house project, Matsushita demonstrated the practical application of an eco-friendly household fuel cell cogeneration system.


Household fuel cell cogeneration system

In December in Freiburg, Germany—renowned as the environmental capital of the world—Matsushita organized the European Environmental Forum 2001 to explore the theme of "seeking quality life through sustainable development." Thanks to active support from the local community, this event, the first such overseas environmental forum for Matsushita, was hailed as a success, with some 1,200 guests from various governmental, economic and academic circles in attendance. Lectures and seminars held during the forum featured lively discussions regarding fuel cells, along with ideas about possible future energy solutions. Matsushita proposed a number of different possible scenarios for a recycling-oriented society in the 21st century.


President Nakamura speaks about future energy solutions at the Tokyo Environmental Forum


The European Environmental Forum's opening ceremony

Eco-Friendly Products: CFC-Free Refrigerators



Refrigerator using a hydrocarbon refrigerant

Matsushita developed a new cooling system for refrigerators using a hydrocarbon refrigerant (R600a), which does not deplete the ozone layer and has minimal negative impact on global warming. Building on the technological advances in its earlier development of a CFC-free compressor for the European market, in February 2002 the Company launched a new refrigerator in the domestic market. This refrigerator incorporates innovative technology that even in the humid climate of Japan allows for completely CFC-free refrigeration.

Recycling End-of-Life Products: Matsushita Eco Technology Center



Refrigerator recycling line

In fiscal 2002, and since the enactment in April 2001 of new legislation regarding the recycling of major home appliances in Japan, Matsushita Eco Technology Center has processed a total of 565,000 relevant home appliances, comprising air conditioners, TVs, refrigerators and washing machines. In addition, Matsushita is actively committed to the further research and development of easy-to-recycle products. Matsushita Eco Technology Center opens its facilities to the local community to increase knowledge and awareness of environmental issues. In recognition of these activities, the *Nihon Keizai Shimbun,* Japan's leading business and financial daily newspaper, honored the Center with the Excellent Advanced Site Award.

Development of Energy-Efficient Products

Matsushita remains committed to the development of energy-efficient products. As an example, in components and devices the Company developed a semiconductor, called the Intelligent Power Device (IPD), capable of reducing standby power consumption by 81%, compared with that of previous Matsushita models. In home appliances, Matsushita launched a new refrigerator with a triple-cooling system that incorporates twin-valve technology, thereby reducing power consumption to less than one-fourth that of Matsushita models of 10 years ago. Both the IPD and the new refrigerator were given the 2001 Economy, Trade and Industry Minister's Award by the Energy Conservation Center of Japan.



IPDs that greatly reduce standby power consumption

Environment Awards Received in the U.S. and Japan

Matsushita was awarded the 11th Global Environment Grand Prize from the *Japan Industrial Journal* in recognition of its commitment to environmental protection in all aspects of its business activities, including the establishment of its new guidelines, Environmental Vision. In the United States, the Environmental Protection Agency honored Matsushita for the fourth consecutive year with the Energy Star Partner of the Year award, in recognition of the Company's efforts in promoting energy-efficient home appliances and for its work with consumer education.



President Nakamura accepts the 11th Global Environment Grand Prize

Corporate Citizenship Activities

To help create a better social environment, Matsushita Group companies around the world are committed to a wide range of corporate citizenship activities, encompassing such areas as education and community development, environmental preservation, social welfare, culture and the arts, and collaboration with nonprofit organizations (NPOs). In addition to financial assistance, Matsushita offers its technologies, facilities and various other managerial resources, and provides extensive support to Matsushita employee volunteer activities. The following are just a few recent examples of our diverse corporate citizenship activities.

☐ Education and Community Development

Activities in this area include furnishing elementary and junior high school students in the United States and Canada with Panasonic video equipment for participating in Kid Witness News, a program where students create their own video news program; sponsorship of the European Union Baroque Orchestra (EUBO), which provides young musicians in Europe with cultural exchange opportunities; establishment of the Matsushita Electric Education Fund in China; and support for junior and high school debate contests in Japan.



Kid Witness News



EUBO performing in China

☐ Environmental Preservation Activities



Beach cleanup in Singapore

Since 1998 Matsushita has been committed to the Love the Earth Citizens' Campaign, through which the Company encourages employees and their families to take an active part in environmental preservation activities at home and in their communities. Matsushita also participates in beach cleanup campaigns in many countries, including the United States, Singapore and Japan. Fiscal 2002 marked the 10th anniversary of the K. Matsushita Flower Expo Commemorative Prize, established in the hope of promoting harmonious coexistence between nature and society.

☐ Social Welfare Initiatives

Matsushita actively supports diverse social welfare initiatives, including donations to the SOS Children's Home in Germany, support for train trips for disabled children in the United States, donations of products and meals to a center for the handicapped in Indonesia, and a program in Japan for visiting the elderly living alone. Matsushita also sponsors the construction of elementary school facilities in Thailand and El Salvador. Furthermore, Matsushita made Groupwide contributions to relief activities and support for the victims of and children who lost parents in the September 11 terrorist attacks in the United States.



Matsushita employees with gifts for children affected by the September 11 terrorist attacks in the United States

☐ Culture and the Arts

To promote culture and the arts, Matsushita supports such programs as the Osaka Business Park Arts Project; the Pacific Music Festival in Japan and Young Prague in Europe, both of which are international festivals designed to develop young classical musicians from around the world and promote cultural exchange; and the Panasonic Young Soloist Award in the United States, which is given to promising young musicians with disabilities. Furthermore, Matsushita supports the preservation and promotion of Japanese traditional arts.

Financial Section

Contents

Five-Year Summary

Years ended March 31

	Millions of yen, except per share information					Thousands of U.S. dollars, except per share information
	2002	2001	2000	1999	1998	2002
For the year						
Net sales	¥6,876,688	¥7,681,561	¥7,299,387	¥7,640,119	¥7,890,662	$51,704,421
Operating profit (loss)	(211,807)	188,404	159,054	193,684	337,558	(1,592,534)
Income (loss) before income taxes	(548,009)	100,735	218,605	202,293	355,624	(4,120,368)
Net income (loss)	(431,007)	41,500	99,709	24,246	99,347	(3,240,654)
Capital investment*	¥ 309,085	¥ 504,390	¥ 337,953	¥ 352,430	¥ 473,606	$ 2,323,947
Depreciation*	322,817	345,268	342,887	359,465	355,030	2,427,195
R&D expenditures	565,530	543,804	525,557	499,986	480,539	4,252,105
At year-end						
Long-term debt	¥ 691,892	¥ 541,541	¥ 643,840	¥ 709,084	¥ 689,581	$ 5,202,195
Total assets	7,627,159	8,156,288	7,955,075	8,054,529	8,660,518	57,347,060
Stockholders' equity	3,243,084	3,772,680	3,684,329	3,642,151	3,853,682	24,384,090
Number of shares issued at year-end (thousands)	2,138,515	2,079,573	2,062,671	2,062,345	2,112,318	2,138,515
Stockholders	211,796	202,070	186,177	189,467	194,705	211,796
Employees:						
Domestic	124,212	143,162	146,675	148,524	152,270	124,212
Overseas	142,984	149,628	143,773	133,629	123,692	142,984
Total	267,196	292,790	290,448	282,153	275,962	267,196
Per share data (Yen)						
Net income (loss) per share:						
Basic	¥ (207.65)	¥ 19.96	¥ 48.35	¥ 11.60	¥ 47.04	$ (1.56)
Diluted	(207.65)	19.56	46.36	11.58	44.01	(1.56)
Cash dividends per share	12.50	12.50	14.00	12.50	13.00	0.09
Stockholders' equity per share	¥1,556.39	¥1,814.42	¥1,786.39	¥1,766.12	¥1,824.39	$11.70
Ratios (%)						
Operating profit (loss)/sales	(3.1)%	2.5%	2.2%	2.5%	4.3%	(3.1)%
Income (loss) before income taxes/sales	(8.0)	1.3	3.0	2.6	4.5	(8.0)
Net income (loss)/sales	(6.3)	0.5	1.4	0.3	1.3	(6.3)
Stockholders' equity/total assets	42.5	46.3	46.3	45.2	44.5	42.5

Notes: 1. See Note 1 (l) to the consolidated financial statements in respect of the calculation of net income (loss) per share amounts. In computing cash dividends per share, the number of shares at the end of the applicable period has been used.

2. U.S. dollar amounts are translated from yen at the rate of ¥133=U.S.$1, the approximate rate on the Tokyo Foreign Exchange Market on March 29, 2002.

3. Beginning in fiscal 2001, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and accordingly, prior year figures have been restated to reflect this change.

4. Fiscal 1999 and 1998 net income represent amounts after subtracting the impact of approximately ¥42.1 billion and ¥27.5 billion, respectively, attributable to adjustments of net deferred tax assets to reflect reductions in Japan's corporate income tax rate.

5. In order to be consistent with financial reporting practices generally accepted in Japan, operating profit (loss) is presented as net sales less cost of sales and selling, general and administrative expenses. Under accounting principles generally accepted in the United States of America, restructuring charges are included as part of operating profit (loss) in the consolidated statements of operations.

* Excluding intangibles

Sales

Overall Results

Matsushita's consolidated net sales for fiscal 2002, ended March 31, 2002, decreased 10%, to ¥6,876.7 billion ($51,704 million), from ¥7,681.6 billion in the previous fiscal year. Sales in the video and audio equipment sector of the AVC Networks category rose, compared with fiscal 2001, attributable to steady growth in digital AV equipment. Sales in almost all other sectors, however, dropped from the previous year. Specifically, the information and communications equipment sector and the Components and Devices category were negatively affected by a worldwide downturn in IT-related industries, while reduced capital investment globally caused a steep fall in sales in the Industrial Equipment category.

In fiscal 2002, despite government policies aimed at implementing structural reforms to boost the potential for economic growth, the Japanese economy remained stagnant, mainly as a result of depressed consumer spending and significant declines in capital investment. The economic environment was further characterized by a deflationary trend and uncertainty about the future. Worsening economic conditions also persisted overseas.

Net Sales
Billions of yen


8,000
6,000
4,000
2,000
0
1998 1999 2000 2001 2002
Domestic Sales
Overseas Sales

Although the U.S. economy began to show signs of a recovery toward the end of fiscal 2002, reduced demand on a global scale for IT-related equipment and components and devices, as well as intensified borderless competition, resulted in a severe economic climate overall.

Reflecting these conditions, Matsushita's fiscal 2002 domestic sales fell 17% from the previous fiscal year, to ¥3,348.4 billion ($25,176 million), while overseas sales were down 3%, to ¥3,528.3 billion ($26,529 million).

Sales by Product Category

AVC Networks

Sales in the AVC Networks category dipped 5%, to ¥4,051.8 billion ($30,465 million), compared with ¥4,280.0 billion in the previous fiscal year.

Video and Audio Equipment

Sales of video and audio equipment were up 2%, to ¥1,796.9 billion ($13,511 million), from the fiscal 2001 total of ¥1,755.8 billion. While sales of VCRs and audio equipment were down in both domestic and overseas markets, total sales of color TVs continued to expand, while DVD-related equipment and digital still cameras also recorded increased sales, owing to the introduction of competitive new products.

Although sales of color TVs decreased in Japan, overseas sales were strong, particularly in the United States and Europe, resulting in double-digit growth overall. In the domestic market, Matsushita maintained its top position for digital TVs, and also introduced Broadcast Satellite (BS) PDP TVs, demand for which is expected to grow in the near future.

Regarding DVD-related equipment, Matsushita augmented sales in both domestic and overseas markets, thanks in part to the launch in Japan of new models, including a competitively priced DVD video recorder.

The Company also expanded its SD Memory Card–compatible product lineup to include video and audio equipment, information and communications equipment and home appliances.

Information and Communications Equipment

Sales of information and communications equipment decreased 11%, to ¥2,254.9 billion ($16,954 million), compared with ¥2,524.2 billion in fiscal 2001. Although sales of car electronics equipment and broadcast- and business-use AV systems recorded steady growth, particularly overseas, lower sales of cellular phones and other mobile communications equipment, HDDs and PC-related equipment resulted in a drop in sales overall.

In cellular phones, lower demand and intensified competition led to a decline in sales from the previous year. However, Matsushita began shipments of third-generation W-CDMA mobile handsets and launched a new Internet-compatible slim folding cellular phone with exceptional picture quality.

In PCs and networking peripherals, the Company recorded strong overseas sales in CD-R/RW drives and DVD-ROM drives, as well as other equipment.

Sales of business- and broadcast-use AV systems, including the DVCPRO series, which was widely used at the 2002 Salt Lake City Olympic Games, as well as in-flight digital AV systems, climbed from the previous year, particularly in overseas markets.

Sales were also up for Matsushita's automotive electronics, with new products centered on car navigation systems, including an advanced DVD model and a model with built-in HDD, and other in-vehicle terminals.

Home Appliances

Sales of Home Appliances shrank 10%, from ¥1,316.3 billion in the previous fiscal year, to ¥1,178.2 billion ($8,859 million). In fiscal 2002, sales of home appliances and household equipment were negatively affected by weak consumer spending in Japan.

In the domestic market for home appliances, sales of refrigerators and washing machines, in particular, decreased because of unusually high sales at the end of the previous fiscal year prior to the enactment of a new recycling law in Japan. Overseas sales also declined, despite double-digit growth in products such

Sales by Product Category

	Millions of yen					Thousands of U.S. dollars
	2002	2001	2000	1999	1998	**2002**
AVC Networks						
Video and audio equipment	**¥1,796,918**	¥1,755,785	¥1,706,404	¥1,894,834	¥1,885,338	**$13,510,661**
Information and communications equipment	**2,254,928**	2,524,236	2,375,031	2,481,451	2,541,721	**16,954,346**
Total	**4,051,846**	4,280,021	4,081,435	4,376,285	4,427,059	**30,465,007**
Home Appliances	**1,178,185**	1,316,254	1,305,978	1,394,242	1,473,795	**8,858,534**
Industrial Equipment	**288,702**	467,518	381,492	385,106	423,439	**2,170,692**
Components and Devices	**1,357,955**	1,617,768	1,530,482	1,484,486	1,566,369	**10,210,188**
Total	**¥6,876,688**	¥7,681,561	¥7,299,387	¥7,640,119	¥7,890,662	**$51,704,421**

Note: Effective fiscal 2002, the Company reclassified its Consumer, Industrial and Components categories into four new categories: AVC Networks, Home Appliances, Industrial Equipment, and Components and Devices. Prior year figures have been restated to reflect this change.

as vacuum cleaners, electric irons, microwave ovens and refrigerators.

In household equipment, sales were generally sluggish owing to slow housing starts. However, sales were firm for products such as a space-saving dishwasher/dryer and IH cooking equipment. Sales of air conditioners, however, were down in the domestic and Asian markets, leading to lower overall sales in this category.

Industrial Equipment

Sales of Industrial Equipment fell 38%, to ¥288.7 billion ($2,171 million), compared with ¥467.5 billion in the previous year.

In fiscal 2002, severe economic conditions persisted in the face of such factors as slowdowns in IT-related industries and reduced capital investment. In FA equipment, reduced global demand, intensified competition and lower prices led to a cut in sales of electronic-parts-mounting machines by almost half, in addition to a sharp decline in sales of welding machines.

Furthermore, industrial-use ventilation and air-conditioning systems and vending machines also recorded lower sales.

Components and Devices

Sales of Components and Devices decreased 16%, to ¥1,358.0 billion ($10,210 million), compared with ¥1,617.8 billion in the previous year. This was mainly due to sharp declines in sales of general components, semiconductors, LCD devices and batteries for cellular phone- and IT-related industries.

Regarding general components, despite receding sales overall, automotive parts advanced steadily, and the Company's specialty polymer aluminum electrolytic capacitors and ultracompact, high-capacitance multilayer ceramic chip capacitors received high market acclaim.

Sales of semiconductors for DVD players and recorders were up from the previous year. Sales of semiconductors for cellular phones and PCs, however, abated.

In electric motors, despite an augmented lineup of industrial linear servomotors and polygon mirror scanner motors, domestic sales were down from the previous year. Overseas sales increased, spurred by strong demand for vibration motors for cellular phones.

In batteries, sluggish sales were recorded for primary batteries, due to fierce price competition, while declining demand for cellular phones led to lower sales of rechargeable batteries.

Also, Matsushita transferred its LCD business to the joint venture company established with Toshiba Corporation in April 2002. Through this joint venture, Matsushita aims to heighten competitiveness through a synergy effect between the two companies.

Sales by Region

Sales in Japan attenuated 17%, to ¥3,348.4 billion ($25,176 million), from ¥4,033.8 billion in fiscal 2001. This decrease was attributable to lower sales in all product categories, with the exception of digital AV equipment and certain other products in the AVC Networks category. However, at the end of fiscal 2002 Matsushita launched a series of new V-products, which are expected to achieve a top share in high-volume markets and contribute positively to business results in fiscal 2003.

Overseas sales were negatively affected by a slowdown in the U.S. economy, which spilled over to other overseas economies, and the September 11 terrorist attacks. As a result, overseas sales when translated into yen dipped 3%, to ¥3,528.3 billion ($26,529 million), compared with ¥3,647.8 billion in the previous fiscal year. On a local currency basis, overseas sales declined 10%.

Sales by Region

	Millions of yen					Thousands of U.S. dollars
	2002	2001	2000	1999	1998	2002
Domestic sales	¥3,348,353	¥4,033,785	¥3,698,181	¥3,752,073	¥3,890,939	$25,175,586
Overseas sales						
North and South America	1,358,689	1,379,959	1,384,550	1,512,760	1,457,627	10,215,707
Europe	774,820	849,205	905,620	1,018,838	949,082	5,825,714
Asia and Others	1,394,826	1,418,612	1,311,036	1,356,448	1,593,014	10,487,414
Total	3,528,335	3,647,776	3,601,206	3,888,046	3,999,723	26,528,835
Total	¥6,876,688	¥7,681,561	¥7,299,387	¥7,640,119	¥7,890,662	$51,704,421

By region, fiscal 2002 sales in the Americas when translated into yen remained relatively flat, at ¥1,358.7 billion ($10,216 million). On a local currency basis, sales in this region decreased 11%. Although sales in the AVC Networks category—particularly of video and audio equipment—advanced in this region, sales in the Industrial Equipment and Components and Devices categories were down from the previous year.

Sales in Europe totaled ¥774.8 billion ($5,826 million), down 9% when translated into yen. Sales on a local currency basis were down 15%. In this region, sales of video and audio equipment were relatively steady, but were lower in the Components and Devices category, in comparison with the previous year.

Sales slipped in many areas of Asia (excluding Japan) and other regions—except for China, where sales were relatively unchanged—resulting in a sales total of ¥1,394.8 billion ($10,487 million), down 2% when translated into yen, and down 7% on a local currency basis. Among the major product categories, sales of video and audio equipment rose throughout the region, as did sales of Components and Devices in China. Sales of Industrial Equipment, however, slipped from the previous year.

Earnings

*Operating Profit (Loss)**

Operations for fiscal 2002 generated a loss of ¥211.8 billion ($1,593 million), compared with an operating profit of ¥188.4 billion in the previous fiscal year. The Company's efforts to reduce costs and boost management efficiency, along with the favorable effects of yen appreciation were not sufficient to offset slack demand in domestic and overseas markets, which led to significantly reduced sales, nor to counteract the effects of intensified price competition.

Operating Profit (Loss)
Billions of yen


360
180
0
–180
–360
1998
1999
2000
2001
2002

* In order to be consistent with financial reporting practices generally accepted in Japan, operating profit (loss) is presented as net sales less cost of sales and selling, general and administrative expenses. Under accounting principles generally accepted in the United States of America, restructuring charges as discussed on the following page are included as part of operating profit (loss) in the consolidated statements of operations.

Income (Loss) before Income Taxes
Income before income taxes declined to a loss of ¥548.0 billion ($4,120 million), compared with a pre-tax profit of ¥100.7 billion in the previous year.

In addition to the operating loss previously mentioned, the Company incurred various restructuring charges in fiscal 2002 associated with its mid-term Value Creation 21 plan, including ¥164.1 billion ($1,234 million) related to employment restructuring programs, such as additional retirement allowances for early retirement programs, ¥86.0 billion ($647 million) related to business restructuring expenses, such as impairment losses, and other expenses associated with the closure or integration of several manufacturing locations, and a write-down of ¥92.8 billion ($698 million) on investment securities, reflecting the aggravated condition of the Japanese stock market.

The above-mentioned restructuring initiatives were aimed at reducing personnel expenses and fixed costs. The Company expects to begin realizing such benefits from fiscal 2003.

Net Income (Loss)
In addition to the aforementioned factors, and reflecting corporate tax effects and a decrease in minority interests due to negative earnings of certain subsidiaries, the Company incurred a net loss of ¥431.0 billion ($3,241 million), compared with a net income of ¥41.5 billion in the previous year.

Net loss per share of common stock on a diluted basis amounted to ¥207.65 ($1.56), compared with a net income per share on a diluted basis of ¥19.56 in the previous year.

R&D Expenditures
In fiscal 2002, Matsushita pushed up its R&D expenditures 4%, to ¥565.5 billion ($4,252 million), and in particular continued to bolster R&D spending on

R&D Expenditures
Billions of yen



600
450
300
150
0
1998
1999
2000
2001
2002

Earnings

	Millions of yen					Thousands of U.S. dollars
	2002	2001	2000	1999	1998	**2002**
Operating profit (loss)	**¥(211,807)**	¥188,404	¥159,054	¥193,684	¥337,558	**$(1,592,534)**
Income (loss) before income taxes	**(548,009)**	100,735	218,605	202,293	355,624	**(4,120,368)**
Net income (loss)	**(431,007)**	41,500	99,709	24,246	99,347	**(3,240,654)**
R&D expenditures	**565,530**	543,804	525,557	499,986	480,539	**4,252,105**

Notes: 1. In order to be consistent with financial reporting practices generally accepted in Japan, operating profit (loss) is presented as net sales less cost of sales and selling, general and administrative expenses. Under accounting principles generally accepted in the United States of America, restructuring charges are included as part of operating profit (loss) in the consolidated statements of operations.
2. Beginning in fiscal 2001, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and accordingly, prior year figures have been restated to reflect this change.

digital networks, components and devices and software development. Also, in December 2001, the Company established a new R&D structure that extends beyond the traditional borders of internal divisional companies and subsidiaries by creating R&D clusters, called "platforms," each to concentrate on development work in strategic product or core technology areas. Through this new structure, the Company will create a pool of "black-box" technologies and improve the speed of R&D operations.

Financial Position and Liquidity

Total Assets and Stockholders' Equity

The Company's consolidated total assets at the end of fiscal 2002 decreased to ¥7,627.2 billion ($57,347 million), compared with ¥8,156.3 billion at the end of fiscal 2001. This decline was chiefly a result of a reduction in accounts receivable, caused by lower sales, and a reduction in inventories, along with companywide efforts to reduce capital investment in plant and equipment.

Stockholders' equity at the end of fiscal 2002 also dropped, to ¥3,243.1 billion ($24,384 million), from ¥3,772.7 billion in the previous year. This was largely attributable to a decrease in retained earnings, caused by a net loss, as well as a decline in accumulated other comprehensive income (loss), including minimum pension liability adjustments, despite the positive effect of the yen's year-end exchange rate on cumulative translation adjustments. The Company's repurchase of its own shares of common stock in an effort to improve capital efficiency also resulted in the reduced stockholders' equity.

Capital Investment and Depreciation

The Company's capital investment (excluding intangibles) during fiscal 2002 totaled ¥309.1 billion ($2,324 million), a decrease from the previous year's figure of ¥504.4 billion. This was mainly in response to a severe business environment, in which the Company cut back capital investment, particularly for components and devices, such as semiconductors. Depreciation (excluding intangibles) during the year also fell, to ¥322.8 billion ($2,427 million), compared with ¥345.3 billion in the previous year.



Total Assets and Stockholders' Equity
Billions of yen
10,000
7,500
5,000
2,500
0
1998 1999 2000 2001 2002
Total Assets
Stockholders' Equity



Capital Investment and Depreciation
Billions of yen
600
450
300
150
0
1998 1999 2000 2001 2002
Capital Investment
Depreciation

Financial Position and Liquidity

	Millions of yen					Thousands of U.S. dollars
	2002	2001	2000	1999	1998	2002
Total assets (at year-end)	¥7,627,159	¥8,156,288	¥7,955,075	¥8,054,529	¥8,660,518	$57,347,060
Stockholders' equity (at year-end)	3,243,084	3,772,680	3,684,329	3,642,151	3,853,682	24,384,090
Capital investment*	309,085	504,390	337,953	352,430	473,606	2,323,947
Depreciation*	322,817	345,268	342,887	359,465	355,030	2,427,195

Note: Beginning in fiscal 2001, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and accordingly, prior year figures have been restated to reflect this change.

* Excluding intangibles

Cash Flows

Net cash provided by operating activities in fiscal 2002 amounted to ¥76.9 billion ($578 million), compared with ¥392.5 billion in the previous fiscal year. This reduction was primarily attributable to a net loss and a decrease in trade payables that were greater than the decreases in trade receivables and inventories.

Net cash used in investing activities amounted to ¥69.8 billion ($525 million), compared with ¥582.6 billion in fiscal 2001, chiefly owing to an investment decrease in time deposits and a reduction of capital expenditures.

Net cash provided by financing activities was ¥29.5 billion ($222 million), compared with net cash used in financing activities of ¥112.7 billion a year ago, mainly due to a decrease in repayments of long-term debt, despite an increase in repurchase of common stock.

All these activities, compounded by the effect of exchange rate changes, resulted in a net increase of ¥50.9 billion ($383 million) in cash and cash equivalents during fiscal 2002. Cash and cash equivalents at the end of fiscal 2002 totaled ¥899.8 billion ($6,765 million), compared with ¥848.9 billion a year ago.

Consolidated Balance Sheets

Matsushita Electric Industrial Co., Ltd. and Subsidiaries
March 31, 2002 and 2001

Assets	Millions of yen 2002	Millions of yen 2001	Thousands of U.S. dollars (Note 2) 2002
Current assets:			
Cash and cash equivalents (Note 8)	¥ 899,769	¥ 848,878	$ 6,765,180
Time deposits (Note 8)	521,333	527,145	3,919,797
Short-term investments (Notes 5 and 17)	11,849	11,421	89,090
Trade receivables (Notes 4 and 8):			
Notes	72,159	106,447	542,549
Accounts	1,055,076	1,332,161	7,932,902
Allowance for doubtful receivables	(40,298)	(42,530)	(302,992)
Net trade receivables	1,086,937	1,396,078	8,172,459
Inventories (Notes 3 and 8)	834,608	1,047,615	6,275,248
Other current assets (Note 10)	487,535	486,812	3,665,677
Total current assets	3,842,031	4,317,949	28,887,451
Noncurrent receivables (Note 6)	316,230	246,419	2,377,669
Investments and advances (Notes 4, 5 and 17)	1,331,401	1,511,337	10,010,534
Property, plant and equipment (Notes 6 and 7):			
Land	221,823	223,910	1,667,842
Buildings	1,314,122	1,265,932	9,880,617
Machinery and equipment	3,148,408	3,188,884	23,672,241
Construction in progress	66,578	152,126	500,586
	4,750,931	4,830,852	35,721,286
Less accumulated depreciation	3,310,660	3,252,791	24,892,181
Net property, plant and equipment	1,440,271	1,578,061	10,829,105
Other assets (Note 10)	697,226	502,522	5,242,301
	¥7,627,159	¥8,156,288	$57,347,060

See accompanying Notes to Consolidated Financial Statements.

Liabilities and Stockholders' Equity	Millions of yen 2002	Millions of yen 2001	Thousands of U.S. dollars (Note 2) 2002
Current liabilities:			
Short-term borrowings, including current portion of long-term debt (Notes 6, 8 and 17)	¥ 508,064	¥ 548,459	$ 3,820,030
Trade payables (Note 4):			
Notes	33,331	78,080	250,609
Accounts	513,114	599,643	3,858,000
Total trade payables	546,445	677,723	4,108,609
Accrued income taxes (Note 10)	25,184	55,343	189,353
Accrued payroll	147,897	158,697	1,112,008
Other accrued expenses	647,237	663,541	4,866,444
Deposits and advances from customers	109,263	114,179	821,526
Employees' deposits	136,387	153,147	1,025,466
Other current liabilities	365,599	321,698	2,748,865
Total current liabilities	2,486,076	2,692,787	18,692,301
Noncurrent liabilities:			
Long-term debt (Notes 6, 8 and 17)	691,892	541,541	5,202,195
Retirement and severance benefits (Note 9)	718,501	558,396	5,402,263
Other liabilities (Note 10)	21,375	23,075	160,715
Total noncurrent liabilities	1,431,768	1,123,012	10,765,173
Minority interests	466,231	567,809	3,505,496
Stockholders' equity:			
Common stock (Notes 8 and 11):			
Authorized—4,950,000,000 shares			
Issued—2,138,514,603 shares (2,079,572,737 shares in 2001)	258,737	210,994	1,945,391
Capital surplus (Notes 8 and 11)	682,848	621,267	5,134,195
Legal reserve (Note 11)	82,354	88,251	619,203
Retained earnings (Note 11)	2,461,963	2,924,071	18,511,000
Accumulated other comprehensive income (loss) (Notes 5, 9, 12 and 16):			
Cumulative translation adjustments	(51,287)	(150,027)	(385,617)
Unrealized holding gains of available-for-sale securities	50,888	78,863	382,617
Unrealized gains of derivative instruments	128	—	962
Minimum pension liability adjustments	(150,362)	—	(1,130,541)
Total accumulated other comprehensive income (loss)	(150,633)	(71,164)	(1,132,579)
Treasury stock, at cost (Note 11): 54,793,408 shares (295,000 shares in 2001)	(92,185)	(739)	(693,120)
Total stockholders' equity	3,243,084	3,772,680	24,384,090
Commitments and contingent liabilities (Note 18)			
	¥7,627,159	¥8,156,288	$57,347,060

Consolidated Statements of Operations

Matsushita Electric Industrial Co., Ltd. and Subsidiaries
Years ended March 31, 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2002	2001	2000	2002
Revenues:				
Net sales (Note 4)	¥6,876,688	¥7,681,561	¥7,299,387	$51,704,421
Interest income	33,556	43,712	42,949	252,301
Dividends received	9,162	12,237	14,674	68,887
Other income (Notes 5, 6, 14 and 16)	53,774	54,082	135,746	404,316
Total revenues	6,973,180	7,791,592	7,492,756	52,429,925
Costs and expenses:				
Cost of sales (Notes 4 and 14)	5,134,077	5,481,314	5,190,791	38,602,083
Selling, general and administrative expenses (Note 14)	1,954,418	2,011,843	1,949,542	14,694,872
Interest expense	41,213	43,538	46,237	309,872
Other deductions (Notes 5, 7, 14 and 16)	391,481	154,162	87,581	2,943,466
Total costs and expenses	7,521,189	7,690,857	7,274,151	56,550,293
Income (loss) before income taxes	(548,009)	100,735	218,605	(4,120,368)
Provision for income taxes (Note 10):				
Current	30,035	117,855	178,445	225,827
Deferred	(87,246)	(67,994)	(41,430)	(655,985)
	(57,211)	49,861	137,015	(430,158)
Income (loss) before minority interests and equity in earnings of associated companies	(490,798)	50,874	81,590	(3,690,210)
Minority interests	(59,732)	22,125	(941)	(449,113)
Equity in earnings of associated companies (Note 4)	59	12,751	17,178	443
Net income (loss)	¥ (431,007)	¥ 41,500	¥ 99,709	$ (3,240,654)

	Yen			U.S. dollars (Note 2)
Net income (loss) per share of common stock (Note 13):				
Basic	¥ (207.65)	¥ 19.96	¥ 48.35	$ (1.56)
Diluted	(207.65)	19.56	46.36	(1.56)

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

Matsushita Electric Industrial Co., Ltd. and Subsidiaries
Years ended March 31, 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2002	2001	2000	2002
Common stock (Notes 11 and 14):				
Balance at beginning of year	¥ 210,994	¥ 209,708	¥ 209,444	$ 1,586,421
Conversion of bonds	47,743	470	264	358,970
Stock issued under exchange offering	—	816	—	—
Balance at end of year	¥ 258,737	¥ 210,994	¥ 209,708	$ 1,945,391
Capital surplus (Notes 11 and 14):				
Balance at beginning of year	¥ 621,267	¥ 570,964	¥ 567,696	$ 4,671,180
Conversion of bonds	47,743	470	264	358,970
Stock issued under exchange offering	—	49,291	—	—
Transfer from legal reserve and retained earnings due to merger of subsidiaries	11,008	1,511	—	82,767
Capital transactions by consolidated and associated companies	2,830	(969)	3,004	21,278
Balance at end of year	¥ 682,848	¥ 621,267	¥ 570,964	$ 5,134,195
Legal reserve (Note 11):				
Balance at beginning of year	¥ 88,251	¥ 86,553	¥ 86,112	$ 663,541
Transfer from retained earnings	771	1,698	441	5,797
Transfer to capital surplus due to merger of subsidiaries	(6,668)	—	—	(50,135)
Balance at end of year	¥ 82,354	¥ 88,251	¥ 86,553	$ 619,203
Retained earnings (Note 11):				
Balance at beginning of year	¥2,924,071	¥2,911,665	¥2,841,268	$21,985,496
Net income (loss)	(431,007)	41,500	99,709	(3,240,654)
Cash dividends	(25,990)	(25,885)	(28,871)	(195,414)
Transfer to legal reserve	(771)	(1,698)	(441)	(5,797)
Transfer to capital surplus due to merger of subsidiaries	(4,340)	(1,511)	—	(32,631)
Balance at end of year	¥2,461,963	¥2,924,071	¥2,911,665	$18,511,000
Accumulated other comprehensive income (loss) (Note 12):				
Balance at beginning of year	¥ (71,164)	¥ (94,021)	¥ (62,117)	$ (535,068)
Other comprehensive income (loss), net of tax	(79,469)	22,857	(31,904)	(597,511)
Balance at end of year	¥ (150,633)	¥ (71,164)	¥ (94,021)	$(1,132,579)
Treasury stock (Note 11):				
Balance at beginning of year	¥ (739)	¥ (540)	¥ (252)	$ (5,556)
Repurchase of common stock	(91,969)	(307)	(288)	(691,496)
Exercise of stock options	—	83	—	—
Sale of treasury stock	523	25	—	3,932
Balance at end of year	¥ (92,185)	¥ (739)	¥ (540)	$ (693,120)
Disclosure of comprehensive income (loss) (Note 12):				
Net income (loss)	¥ (431,007)	¥ 41,500	¥ 99,709	$(3,240,654)
Other comprehensive income (loss), net of tax:				
Translation adjustments	98,740	144,684	(139,946)	742,406
Unrealized holding gains of available-for-sale securities	(27,975)	(121,827)	108,042	(210,338)
Unrealized gains of derivative instruments	128	—	—	962
Minimum pension liability adjustments	(150,362)	—	—	(1,130,541)
Total comprehensive income (loss)	¥ (510,476)	¥ 64,357	¥ 67,805	$(3,838,165)

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Matsushita Electric Industrial Co., Ltd. and Subsidiaries
Years ended March 31, 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2002	2001	2000	2002
Cash flows from operating activities (Note 14):				
Net income (loss)	¥ (431,007)	¥ 41,500	¥ 99,709	$(3,240,654)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation and amortization	352,890	374,102	364,966	2,653,308
Net gain on sale of investments	(6,160)	(13,706)	(98,278)	(46,316)
Provision for doubtful receivables	4,170	16,449	11,980	31,353
Deferred income taxes	(87,246)	(67,994)	(41,430)	(655,985)
Write-down of investment securities	92,806	5,330	15,325	697,789
Impairment loss on long-lived assets (Note 7)	24,420	—	19,565	183,609
Minority interests	(59,732)	22,125	(941)	(449,113)
(Increase) decrease in trade receivables	199,266	(69,146)	(28,889)	1,498,241
(Increase) decrease in inventories	248,601	(56,335)	17,564	1,869,181
(Increase) decrease in other current assets	(30,694)	27,682	(14,274)	(230,782)
Increase (decrease) in trade payables	(127,978)	(4,284)	30,042	(962,240)
Increase (decrease) in accrued income taxes	(32,379)	(28,839)	261	(243,451)
Increase (decrease) in accrued expenses and other current liabilities	4,230	101,747	65,995	31,805
Increase (decrease) in retirement and severance benefits	(86,345)	26,789	34,625	(649,211)
Other	12,022	17,032	(84)	90,391
Net cash provided by operating activities	76,864	392,452	476,136	577,925
Cash flows from investing activities (Note 14):				
Proceeds from sale of short-term investments	21,103	145,870	259,485	158,669
Purchase of short-term investments	(14,503)	(105,127)	(278,243)	(109,045)
Proceeds from disposition of investments and advances	172,588	110,405	146,885	1,297,654
Increase in investments and advances	(123,037)	(71,203)	(71,186)	(925,090)
Capital expenditures	(335,695)	(480,844)	(331,475)	(2,524,023)
Proceeds from disposals of property, plant and equipment	142,072	35,407	25,349	1,068,211
(Increase) decrease in finance receivables	60,731	9,754	18,562	456,624
(Increase) decrease in time deposits	29,742	(160,576)	(340,000)	223,624
Other	(22,767)	(66,274)	(33,731)	(171,180)
Net cash used in investing activities	(69,766)	(582,588)	(604,354)	(524,556)
Cash flows from financing activities (Note 14):				
Decrease in short-term borrowings	(62,969)	(44,573)	(156,619)	(473,451)
Increase (decrease) in deposits and advances from customers and employees	(22,768)	3,822	7,576	(171,188)
Proceeds from long-term debt	446,228	380,185	240,485	3,355,098
Repayments of long-term debt	(208,804)	(415,838)	(269,915)	(1,569,955)
Dividends paid	(25,990)	(25,885)	(28,871)	(195,414)
Dividends paid to minority interests	(9,905)	(8,027)	(8,377)	(74,474)
Repurchase of common stock (Note 11)	(91,969)	(307)	(288)	(691,496)
Decrease of treasury stock (Note 11)	523	108	—	3,932
Other	5,115	(2,211)	—	38,459
Net cash provided by (used in) financing activities	29,461	(112,726)	(216,009)	221,511
Effect of exchange rate changes on cash and cash equivalents	14,332	35,478	(73,096)	107,759
Net increase (decrease) in cash and cash equivalents	50,891	(267,384)	(417,323)	382,639
Cash and cash equivalents at beginning of year	848,878	1,116,262	1,533,585	6,382,541
Cash and cash equivalents at end of year	¥ 899,769	¥ 848,878	¥1,116,262	$ 6,765,180

See accompanying Notes to Consolidated Financial Statements.

1. Summary of Significant Accounting Policies

(a) Description of Business

Matsushita Electric Industrial Co., Ltd. (hereinafter, the "Company," including consolidated subsidiaries, unless the context otherwise requires) is one of the world's leading producers of electronic and electric products. The Company currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology. Most of the Company's products are marketed under several trade names, including "Panasonic," "National," "Technics," "Quasar," "Victor" and "JVC."

Sales in fiscal 2002 were categorized as follows: AVC Networks—59%, Home Appliances—17%, Industrial Equipment—4%, and Components and Devices—20%. A sales breakdown in fiscal 2002 by geographical market was as follows: Japan—49%, North and South America—20%, Europe—11%, and Asia and Others—20%.

The Company is not dependent on a single supplier, and has no significant difficulty in obtaining raw materials from suppliers.

(b) Basis of Presentation of Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform with accounting principles generally accepted in the United States of America.

(c) Principles of Consolidation (See Note 4)

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated on consolidation.

Investments in certain associated companies in which the Company's ownership is 20% to 50% are stated at their underlying net equity value after elimination of intercompany profits.

The difference between the cost and underlying net equity at acquisition of investments in subsidiaries and associated companies accounted for on an equity basis is allocated to identifiable assets based on fair market value at the date of acquisition. The unallocated portion of the difference, which is recognized as goodwill, is being amortized over a ten- to forty-year period.

(d) Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable, and collectibility is reasonably assured.

(e) Leases (See Note 6)

A subsidiary of the Company leases machinery and equipment. Leases of such assets are principally accounted for as direct financing leases and included in "Trade receivables—Accounts" and "Noncurrent receivables" in the accompanying balance sheets.

(f) Inventories (See Note 3)

Finished goods and work in process are stated at the lower of cost (average) or market. Raw materials are stated at cost, principally on a first-in, first-out basis, not in excess of current replacement cost.

(g) Foreign Currency Translation (See Note 12)

Foreign currency financial statements are translated in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation," under which all assets and liabilities are translated into yen at year-end rates and income and expense accounts are translated at weighted average rates. Adjustments resulting from the translation of financial statements are reflected under the caption, "Accumulated other comprehensive income (loss)," a separate component of stockholders' equity.

(h) Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation is computed primarily using the declining balance method based on the following estimated useful lives:

Buildings	5 to 50 years
Machinery and equipment	2 to 10 years

(i) Investments in Available-for-Sale Securities (See Notes 5 and 12)

The Company accounts for debt and equity securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

SFAS No. 115 requires that certain investments in debt and equity securities be classified as held-to maturity, trading, or available-for-sale securities. The Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale. Available-for-sale securities are carried at fair value with unrealized holding gains or losses included as a component of accumulated other comprehensive income (loss), net of applicable taxes.

Individual securities classified as available-for-sale are reduced to net realizable value by a charge to income for other than temporary declines in fair value. Realized gains and losses are determined on the average cost method and are reflected in income.

(j) Income Taxes (See Note 10)

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.

Income taxes have not been accrued for undistributed earnings of foreign subsidiaries and associated companies, as these amounts are considered to be reinvested indefinitely. Calculation of the unrecognized deferred tax liability related to these earnings is not practicable.

(k) Advertising (See Note 14)

Advertising costs are expensed as incurred.

(l) Net Income (Loss) per Share (See Notes 8, 11 and 13)

The Company accounts for net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share." This Statement establishes standards for computing net income (loss) per share and requires dual presentation of basic and diluted net income (loss) per share on the face of the statements of operations for all entities with complex capital structures.

Under SFAS No. 128, basic net income (loss) per share is computed based on the weighted average number of common shares outstanding during each period, and diluted net income (loss) per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

(m) Cash Equivalents

Cash equivalents include all highly liquid debt instruments purchased with a maturity of three months or less.

(n) Derivative Financial Instruments (See Notes 15, 16 and 17)

Derivative financial instruments utilized by the Company and its subsidiaries are comprised principally of foreign exchange contracts used to hedge currency risk.

Prior to the adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133," on April 1, 2001, gains and losses on derivatives used to hedge existing assets or liabilities denominated in foreign currencies were recognized in income currently, as were the offsetting foreign exchange gains and losses on the items hedged. Gains and losses related to qualifying hedges of firm commitments denominated in foreign currencies were deferred and recognized in income when the transaction occurred. Derivative financial instruments that did not meet the criteria for hedge accounting were marked to market.

The Company adopted SFAS No. 133, as amended, for the fiscal year beginning April 1, 2001. The cumulative effect upon adoption was not significant. After the adoption of SFAS No. 133, as amended, the Company recognizes derivatives in the balance sheet at their fair value in "Other current assets" or "Other current liabilities." On the date the derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair-value" hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash-flow" hedge), or a foreign-currency fair-value or cash-flow hedge ("foreign-currency" hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. Changes in the fair value of derivative instruments that are not designated as part of a hedging relationship are reported in current period earnings.

(o) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of (See Note 7)

The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

(p) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(q) Reclassifications

Certain reclassifications have been made to the prior years' consolidated financial statements to conform with the presentation used for the year ended March 31, 2002.

(r) New Accounting Pronouncements

The Company will adopt Emerging Issues Task Force Issue (EITF) 01-9 "Accounting for Consideration Given by a Vender to a Customer or Reseller of the Vendor's Products" in the fiscal year beginning April 1, 2002. The Company is currently in the process of assessing the impact of the adoption of EITF 01-9.

In June 2001, FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations be accounted for by the purchase method and changes the criteria for recognition of intangible assets acquired in business combinations. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 142 will require that goodwill and intangible assets that have indefinite useful lives no longer be amortized but should be tested at least annually for impairment. Intangible assets that have estimable useful lives will continue to be amortized over their useful lives. SFAS No. 142 also provides specific guidance for testing for impairment of goodwill and intangibles with indefinite useful lives. The provisions of SFAS No. 142 will be effective from the fiscal year beginning April 1, 2002, however, goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the nonamortization and amortization provisions of SFAS No. 142. The adoption of SFAS No. 141 did not have a material effect on the Company's results of operations or financial position. The Company does not expect that the adoption of SFAS No. 142 will materially affect the results of operations or financial position.

In June 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. The Company will adopt the provisions of SFAS No. 143 on April 1, 2003. The Company does not expect that the adoption will materially affect the results of operations or financial position.

In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," applicable for the fiscal year beginning April 1, 2002. SFAS No. 144 amends the existing guidance on accounting for the impairment of long-lived assets to be held or used, establishes one accounting model to be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. The Company does not expect that the adoption of SFAS No. 144 will materially affect the results of operations or financial position.

2. Basis of Translating Financial Statements

The consolidated financial statements are expressed in yen. However, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended March 31, 2002 have been translated into United States dollars at the rate of ¥133=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market on March 29, 2002. This translation should not be construed as a representation that all the amounts shown could be converted into U.S. dollars.

3. Inventories

Inventories at March 31, 2002 and 2001 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Finished goods	¥422,582	¥ 516,972	$3,177,308
Work in process	157,116	187,309	1,181,323
Raw materials	254,910	343,334	1,916,617
	¥834,608	¥1,047,615	$6,275,248

4. Investments in and Transactions with Associated Companies

Certain financial information in respect of associated companies at March 31, 2002 and 2001 and for the three years ended March 31, 2002 is shown below. The most significant of these associated companies is Matsushita Electric Works, Ltd. (MEW). At March 31, 2002, the Company has a 33.1% equity ownership in MEW.

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Current assets	¥ 884,729	¥ 851,026	$ 6,652,098
Other assets	1,376,341	1,552,170	10,348,428
	2,261,070	2,403,196	17,000,526
Current liabilities	674,512	585,769	5,071,519
Other liabilities	657,753	869,257	4,945,511
Net assets	¥ 928,805	¥ 948,170	$ 6,983,496

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	2002
Net sales	¥1,562,422	¥1,807,373	¥1,835,138	$11,747,534
Net income	4,345	8,399	47,651	32,669

Trade receivables and payables include the following balances with associated companies at March 31, 2002 and 2001:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Due from	¥14,276	¥21,945	$107,338
Due to	18,064	18,860	135,820

Purchases and sales include the following transactions with associated companies for the three years ended March 31, 2002:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	2002
Purchases from	¥152,234	¥177,865	¥235,599	$1,144,617
Sales to	115,603	171,756	168,774	869,195

Investments in associated companies include equity securities which have quoted market values at March 31, 2002 and 2001 compared with related carrying amounts as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Carrying amount	¥274,389	¥278,199	$2,063,075
Market value	275,174	355,851	2,068,977

5. Investments in Available-for-Sale Securities

The Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale.

The cost, fair value, gross unrealized holding gains, and gross unrealized holding losses of available-for-sale securities included in short-term investments and investments and advances at March 31, 2002 and 2001 are as follows:

	2002							
	Millions of yen				Thousands of U.S. dollars			
	Cost	Fair value	Gross unrealized holding gains	Gross unrealized holding losses	Cost	Fair value	Gross unrealized holding gains	Gross unrealized holding losses
Current:								
Japanese and foreign government bonds	¥ 3,804	¥ 3,807	¥ 4	¥ 1	$ 28,602	$ 28,624	$ 30	$ 8
Convertible and straight bonds	709	709	—	—	5,331	5,331	—	—
Other debt securities	7,333	7,333	—	—	55,135	55,135	—	—
	¥ 11,846	¥ 11,849	¥ 4	¥ 1	$ 89,068	$ 89,090	$ 30	$ 8
Noncurrent:								
Equity securities	¥288,816	¥411,621	¥125,778	¥2,973	$2,171,549	$3,094,895	$945,699	$22,353
Japanese and foreign government bonds	46,645	43,966	—	2,679	350,714	330,571	—	20,143
Convertible and straight bonds	3,537	3,576	47	8	26,594	26,887	353	60
Investment trusts	13,662	13,609	15	68	102,722	102,323	113	512
Other debt securities	41,769	42,325	556	—	314,053	318,234	4,181	—
	¥394,429	¥515,097	¥126,396	¥5,728	$2,965,632	$3,872,910	$950,346	$43,068

	2001			
	Millions of yen			
	Cost	Fair value	Gross unrealized holding gains	Gross unrealized holding losses
Current:				
Japanese and foreign government bonds	¥ 3,288	¥ 3,299	¥ 21	¥ 10
Convertible and straight bonds	3,042	3,046	5	1
Investment trusts	77	77	—	—
Other debt securities	4,994	4,999	5	—
	¥ 11,401	¥ 11,421	¥ 31	¥ 11
Noncurrent:				
Equity securities	¥369,972	¥533,421	¥179,305	¥15,856
Japanese and foreign government bonds	58,441	57,056	70	1,455
Convertible and straight bonds	6,973	6,953	17	37
Investment trusts	68,418	67,889	48	577
Other debt securities	39,335	40,152	817	—
	¥543,139	¥705,471	¥180,257	¥17,925

Maturities of investments in available-for-sale securities at March 31, 2002 and 2001 are as follows:

	Millions of yen				Thousands of U.S. dollars	
	2002		2001		2002	
	Cost	Fair value	Cost	Fair value	Cost	Fair value
Due within one year	¥ 11,846	¥ 11,849	¥ 11,401	¥ 11,421	$ 89,068	$ 89,090
Due after one year through five years	105,613	103,476	173,167	172,050	794,083	778,015
Equity securities	288,816	411,621	369,972	533,421	2,171,549	3,094,895
	¥406,275	¥526,946	¥554,540	¥716,892	$3,054,700	$3,962,000

Proceeds from sale of available-for-sale securities for the years ended March 31, 2002, 2001 and 2000 were ¥158,637 million ($1,192,759 thousand), ¥202,023 million and ¥326,811 million, respectively. The gross realized gains for the years ended March 31, 2002, 2001 and 2000 were ¥10,582 million ($79,564 thousand), ¥16,638 million and ¥40,590 million, respectively. The gross realized losses on sale of available-for-sale securities for the years ended March 31, 2002, 2001 and 2000 were ¥4,422 million ($33,248 thousand), ¥2,932 million and ¥878 million, respectively.

The cost of securities sold in computing gross realized gains and losses is determined by the average cost method.

During the year ended March 31, 2002, the Company incurred a write-down of ¥92,806 million ($697,789 thousand) on investment securities reflecting the aggravated condition of the Japanese stock market. The write-down is included in other deductions of costs and expenses in the consolidated statements of operations.

6. Leases

The Company and its subsidiaries have capital and operating leases for certain machinery and equipment. At March 31, 2002, the gross amount of machinery and equipment and the related accumulated depreciation recorded under capital leases was ¥9,314 million ($70,030 thousand) and ¥5,337 million ($40,128 thousand), respectively.

During the year ended March 31, 2002, the Company sold and leased back certain machinery and equipment for ¥108,024 million ($812,211 thousand). The lease base term is four years. The resulting leases are being accounted for as operating leases. The resulting gains of these transactions, included in other income, were not significant. The Company has options to purchase the leased assets, or to terminate the leases and guarantee a specified value of the leased assets thereof, subject to certain conditions, during or at the end of the lease term.

Rental expense for operating leases, including the above-mentioned sale-leaseback transactions was ¥4,415 million ($33,195 thousand) for the year ended March 31, 2002. Rental expense for operating leases for the years ended March 31, 2001 and 2000 were not significant.

Future minimum lease payments under capital leases and operating leases at March 31, 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars	
Year ending March 31	Capital leases	Operating leases	Capital leases	Operating leases
2003	¥1,774	¥14,483	$13,338	$108,895
2004	1,295	20,430	9,737	153,609
2005	756	20,362	5,684	153,098
2006	404	24,164	3,038	181,684
2007	100	18,719	752	140,744
Thereafter	21	—	157	—
Total minimum lease payments	4,350	¥98,158	32,706	$738,030
Less amount representing interest	222		1,669	
Present value of net minimum lease payments	4,128		31,037	
Less current portion	1,664		12,511	
Long-term capital lease obligations	¥2,464		$18,526	

A subsidiary of the Company leases machinery and equipment. Leases of such assets are principally accounted for as direct financing leases. Investments in financing leases at March 31, 2002 and 2001 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Total minimum lease payments to be received	¥433,516	¥480,122	$3,259,518
Less amounts representing estimated executory cost	16,436	16,995	123,579
Less unearned income	28,692	36,209	215,729
	388,388	426,918	2,920,210
Less allowance for doubtful receivables	4,112	5,104	30,917
Net investment in financing leases	384,276	421,814	2,889,293
Less current portion	137,118	178,629	1,030,962
Long-term investment in financing leases	¥247,158	¥243,185	$1,858,331

The aggregate annual maturities of the investments in financing leases after March 31, 2002 are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2003	¥145,520	$1,094,135
2004	120,470	905,789
2005	85,517	642,985
2006	51,426	386,662
2007	22,669	170,443
Thereafter	7,914	59,504
Total minimum lease payments to be received	¥433,516	$3,259,518

7. Long-Lived Assets

The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from these properties will be sufficient to recover the remaining recorded asset values. As discussed in Note 1 (o), the Company accounts for impairment of long-lived assets in accordance with SFAS No. 121.

The Company recognized an impairment loss of ¥24,420 million ($183,609 thousand) during fiscal 2002 related to the write-down of the machinery and equipment to manufacture display devices and other components.

The Company recognized an impairment loss of ¥19,565 million during fiscal 2000 related to the write-down of the machinery and equipment to manufacture CRTs and other components.

In both cases, as the prices of these products significantly decreased during the respective fiscal year due to highly competitive market conditions, the Company projected that the future business of those products would result in a net operating loss.

Impairment losses recorded in fiscal 2002 and 2000 are included in other deductions of costs and expenses in the consolidated statements of operations.

8. Long-Term Debt and Short-Term Borrowings

Long-term debt at March 31, 2002 and 2001 is set forth below:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Convertible bonds, due 2002, interest 1.3%	¥ —	¥ 98,708	$ —
Convertible bonds, due 2004, interest 1.4%	97,744	97,744	734,917
Convertible bonds issued by subsidiaries, due 2002 and 2005, interest 0.35%–1.5%	45,482	45,482	341,970
U.S. dollar unsecured bonds, due 2002, effective interest 5.8%	125,237	125,152	941,631
Straight bonds, due 2005, interest 0.42%	100,000	—	751,880
Straight bonds, due 2007, interest 0.87%	100,000	—	751,880
Straight bonds, due 2011, interest 1.64%	100,000	—	751,880
Straight bonds issued by a subsidiary, due 2003–2007, interest 1.68%–2.15%	45,000	50,000	338,346
Unsecured yen loans from banks and insurance companies, principally by financial subsidiaries, due 2001–2007, effective interest 0.8% in 2002 and 1.2% in 2001	339,772	393,392	2,554,677
Capital lease obligation	4,128	—	31,037
	957,363	810,478	7,198,218
Less current portion	265,471	268,937	1,996,023
	¥691,892	¥541,541	$5,202,195

The aggregate annual maturities of long-term debt after March 31, 2002 are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2003	¥265,471	$1,996,023
2004	202,064	1,519,278
2005	179,052	1,346,256
2006	68,170	512,556
2007	132,570	996,767

As is customary in Japan, short-term and long-term bank loans are made under general agreements which provide that security and guarantees for future and present indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations due to the bank.

Each of the loan agreements grants the lender the right to request additional security or mortgages on property, plant and equipment. At March 31, 2002 and 2001, short-term loans subject to such general agreements amounted to ¥108,386 million ($814,932 thousand) and ¥88,069 million, respectively. The balance of short-term loans represents borrowings under commercial paper, acceptances and short-term loans of foreign subsidiaries. The weighted average interest rate on short-term borrowings outstanding at March 31, 2002 and 2001 was 4.2%.

Acceptances payable by foreign subsidiaries, in the amount of ¥108 million ($812 thousand) and ¥187 million at March 31, 2002 and 2001, respectively, are secured by a portion of the cash, accounts receivable and inventories of such subsidiaries. The amount of assets pledged is not calculable.

The 1.4% convertible bonds maturing in 2004 are redeemable from 2001 at the option of the Company at prices ranging from 102% of principal to 100% of principal, and are currently convertible into approximately 60,336,000 shares of common stock at ¥1,620 ($12.18) per share.

The convertible bonds maturing through 2005 issued by subsidiaries are redeemable at the option of the subsidiaries at prices ranging from 103% of principal to 100% of principal near maturity.

The Company set up a shelf registration in Japan for issuance of straight bonds within two years from December 29, 2001 with the maximum aggregate principal amount of ¥500,000 million ($3,759,398 thousand). In February 2002, straight bonds in the aggregate principal amount of ¥300,000 million ($2,255,640 thousand) were issued.

9. Retirement and Severance Benefits

The Company and certain subsidiaries have contributory, funded benefit pension plans covering substantially all employees who meet eligibility requirements. Benefits under the plans are primarily based on the combination of years of service and compensation.

The contributory, funded benefit pension plans include a portion of social security tax calculated in accordance with the Welfare Pension Insurance Law. The Company and certain subsidiaries contribute to the pension funds as well as to the social security tax portion. The employees contribute only to the social security tax portion.

In addition to the plans described above, upon retirement or termination of employment for reasons other than dismissal, employees are entitled to lump-sum payments based on the current rate of pay and length of service. If the termination is involuntary or caused by death, the severance payment is greater than in the case of voluntary termination. The lump-sum payment plans are not funded.

Effective April 1, 2002, the Company and certain of its subsidiaries amended their lump-sum payment plans to cash balance pension plans. Under the cash balance pension plans, each participant has an account which is credited yearly based on the current rate of pay and market-related interest rate.

Net periodic benefit cost for the contributory, funded benefit pension plans and the unfunded lump-sum payment plans of the Company for the three years ended March 31, 2002 consisted of the following components:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	2002
Service cost—benefits earned during the year	¥ 85,009	¥ 89,737	¥ 86,391	$ 639,166
Interest cost on projected benefit obligation	84,846	84,665	84,619	637,940
Expected return on plan assets	(51,459)	(57,415)	(49,389)	(386,910)
Amortization of net transition obligation	9,972	9,972	9,972	74,977
Amortization of prior service cost (benefit)	(3,965)	—	—	(29,812)
Recognized actuarial loss	17,208	11,054	15,561	129,383
Net periodic benefit cost	¥141,611	¥138,013	¥147,154	$1,064,744

Reconciliation of beginning and ending balances of the benefit obligations of the contributory, funded benefit pension plans and the unfunded lump-sum payment plans and the fair value of the plan assets at March 31, 2002 and 2001, and actuarial assumptions used as of March 31, 2002, 2001 and 2000 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Change in benefit obligations:			
Benefit obligations at beginning of year	**¥2,235,210**	¥2,136,223	**$16,806,090**
Service cost	**85,009**	89,737	**639,166**
Interest cost	**84,846**	84,665	**637,940**
Plan participants' contributions	**13,676**	13,902	**102,827**
Prior service cost (benefit)	**(36,802)**	(64,171)	**(276,707)**
Actuarial loss	**289,768**	39,341	**2,178,707**
Benefits paid	**(196,980)**	(68,965)	**(1,481,053)**
Foreign currency exchange impact	**2,214**	4,478	**16,647**
Benefit obligations at end of year	**2,476,941**	2,235,210	**18,623,617**
Change in plan assets:			
Fair value of plan assets at beginning of year	**1,340,637**	1,410,872	**10,079,978**
Actual return on plan assets	**(75,208)**	(134,692)	**(565,474)**
Employer contributions	**73,238**	78,084	**550,662**
Plan participants' contributions	**13,676**	13,902	**102,827**
Benefits paid	**(44,535)**	(31,260)	**(334,850)**
Foreign currency exchange impact	**1,733**	3,731	**13,030**
Fair value of plan assets at end of year	**1,309,541**	1,340,637	**9,846,173**
Funded status	**(1,167,400)**	(894,573)	**(8,777,444)**
Unrecognized net transition obligation	**3,298**	13,270	**24,797**
Unrecognized prior service cost (benefit)	**(97,008)**	(64,171)	**(729,383)**
Unrecognized actuarial loss	**786,786**	387,078	**5,915,684**
Net amount recognized	**¥ (474,324)**	¥ (558,396)	**$ (3,566,346)**
Amounts recognized in the consolidated balance sheets consist of:			
Retirement and severance benefits	**¥ (718,501)**	¥ (558,396)	**$ (5,402,263)**
Accumulated other comprehensive income (loss), gross of tax	**244,177**	—	**1,835,917**
Net amount recognized	**¥ (474,324)**	¥ (558,396)	**$ (3,566,346)**

	2002	2001	2000
Actuarial assumptions:			
Discount rate	**3.2%**	4.0%	4.0%
Expected return on plan assets	**4.0%**	4.0%	4.0%
Rate of compensation increase	**2.6%**	2.6%	2.6%

10. Income Taxes

The Company and its subsidiaries are subject to a number of taxes based on earnings which, in aggregate, resulted in an average normal tax provision (benefit) rate of approximately (41.9)% for the year ended March 31, 2002 and 41.9% for the years ended March 31, 2001 and 2000.

The effective tax rates for the years differ from the normal tax rates for the following reasons:

	2002	2001	2000
Normal tax rate	(41.9)%	41.9%	41.9%
Tax credit for increased research expenses	(0.2)	(2.8)	(1.3)
Lower tax rates of overseas subsidiaries	(0.7)	(7.5)	(3.2)
Expenses not deductible for tax purposes	1.8	11.2	6.6
Change in valuation allowance allocated to income tax expenses	25.1	5.4	18.7
Other	5.5	1.3	—
Effective tax rate	(10.4)%	49.5%	62.7%

The significant components of deferred income tax expenses for the three years ended March 31, 2002 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	2002
Deferred tax expense (exclusive of the effects of another component listed below)	¥(225,008)	¥(73,447)	¥(82,267)	$(1,691,789)
Increase in the balance of valuation allowance for deferred tax assets	137,762	5,453	40,837	1,035,804
	¥ (87,246)	¥(67,994)	¥(41,430)	$ (655,985)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2002 and 2001 are presented below:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Deferred tax assets:			
Inventory valuation	¥ 82,320	¥ 98,749	$ 618,947
Expenses accrued for financial statement purposes but not currently included in taxable income	176,020	180,465	1,323,459
Depreciation	145,490	135,719	1,093,910
Retirement and severance benefits	217,568	149,540	1,635,850
Tax loss carryforwards	270,292	76,920	2,032,271
Other	142,885	103,613	1,074,322
Total gross deferred tax assets	1,034,575	745,006	7,778,759
Less valuation allowance	221,968	80,807	1,668,932
Net deferred tax assets	812,607	664,199	6,109,827
Deferred tax liabilities:			
Purchase accounting step-up of identifiable assets	(4,677)	(3,971)	(35,165)
Net unrealized holding gains of available-for-sale securities	(48,850)	(65,968)	(367,293)
Other	(29,512)	(25,345)	(221,895)
Total gross deferred tax liabilities	(83,039)	(95,284)	(624,353)
Net deferred tax assets	¥ 729,568	¥568,915	$5,485,474

The net change in total valuation allowance for the years ended March 31, 2002 and 2001 were increases of ¥141,161 million ($1,061,361 thousand) and ¥5,087 million, respectively.

At March 31, 2002, the Company and certain of its subsidiaries had, for tax reporting purposes, net operating loss carryforwards of approximately ¥668,492 million ($5,026,256 thousand), which will generally expire between 2003 and 2022.

Net deferred tax assets and liabilities at March 31, 2002 and 2001 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Other current assets	¥267,420	¥309,432	$2,010,677
Other assets	483,523	282,558	3,635,512
Other liabilities	(21,375)	(23,075)	(160,715)
Net deferred tax assets	¥729,568	¥568,915	$5,485,474

11. Stockholders' Equity

In accordance with the Japanese Commercial Code, at least 50% of the amount of converted debt must be credited to the common stock account. The Company issued 58,941,866 shares, 580,241 shares and 326,535 shares in connection with the conversion of bonds for the years ended March 31, 2002, 2001 and 2000, respectively.

On April 1, 2000, the Company issued 16,321,187 shares under exchange offering in connection with the integration of two subsidiaries.

For the year ended March 31, 2002, 54,000,000 shares of the Company's common stock were repurchased from the market for the aggregate cost of ¥90,598 million ($681,188 thousand) pursuant to a revision in the Japanese Commercial Code, with the intention to hold such repurchased shares as treasury stock to improve capital efficiency, and to use some or all of the repurchased shares for the forthcoming share exchange (See Note 20) to transform five companies into wholly-owned subsidiaries of the Company.

The Japanese Commercial Code, amended effective October 1, 2001, provides that an amount equal to at least 10% of appropriations paid in cash be appropriated as a legal reserve until the aggregated amount of capital surplus and legal reserve equals 25% of stated capital. The capital surplus and legal reserve, up to 25% of stated capital, are not available for dividends but may be used to reduce a deficit or may be transferred to stated capital. The capital surplus and legal reserve, exceeding 25% of stated capital, are available for distribution upon approval of the shareholders' meeting.

Cash dividends and transfers to the legal reserve charged to retained earnings during the three years ended March 31, 2002 represent dividends paid out during the periods and related appropriation to the legal reserve. The accompanying consolidated financial statements do not include any provision for the semi-annual dividend of ¥3.75 ($0.03) per share, totaling ¥7,813 million ($58,744 thousand), planned to be proposed in June 2002 in respect of the year ended March 31, 2002 or for the related appropriation.

In accordance with the Japanese Commercial Code, there are certain restrictions on payment of dividends in connection with the treasury stock repurchased. As a result of restrictions on the treasury stock repurchased, retained earnings of approximately ¥92,185 million ($693,120 thousand) at March 31, 2002 were restricted as to the payment of cash dividends.

The Company's directors and certain senior executives may be granted options to purchase the Company's common stock. All stock options have a four-year term and become fully exercisable two years from the date of grant. Information with respect to stock options is as follows:

	Number of shares	Weighted average exercise price	
		Yen	U.S. dollars
Balance at March 31, 1999	113,000	¥2,291	
Granted	116,000	2,476	
Balance at March 31, 2000	229,000	2,385	
Granted	109,000	2,815	
Exercised	(33,000)	2,291	
Forfeited	(10,000)	2,291	
Balance at March 31, 2001	295,000	2,557	$19.23
Granted	128,000	2,163	16.26
Forfeited	(28,000)	2,490	18.72
Balance at March 31, 2002, weighted average remaining life—3.99 years	395,000	¥2,434	$18.30

The Company applies Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plans described above. Accordingly, as the option price at the date of grant exceeded the fair market value of common shares, no compensation costs have been recognized in connection with the plans. If the accounting provision of SFAS No. 123, "Accounting for Stock Based Compensation," had been adopted, the impact on the Company's net income (loss) for the three years ended March 31, 2002 would not be material.

Treasury stock reserved for options at March 31, 2002 and 2001 was 395,000 shares and 295,000 shares, respectively.

On May 20, 2002, the Company's Board of Directors approved that the Company's stock acquisition rights as stock options would be allotted to 27 directors and 8 senior executives. These stock option rights are exercisable from July 1, 2004 to June 30, 2008. Total number of stock acquisition rights will be limited in aggregate to 130,000 common shares. These stock option rights are contingent upon the shareholders' approval at the June 27, 2002 annual shareholders' meeting.

12. Other Comprehensive Income (Loss)

Components of other comprehensive income (loss) for the three years ended March 31, 2002 are as follows:

	Millions of yen		
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2000			
Translation adjustments	¥ (139,946)	¥ —	¥ (139,946)
Unrealized holding gains of available-for-sale securities:			
Unrealized holding gains (losses) arising during the period	225,671	(94,556)	131,115
Less: Reclassification adjustment for gains included in net income	(39,712)	16,639	(23,073)
Net unrealized gains (losses)	185,959	(77,917)	108,042
Other comprehensive income (loss)	¥ 46,013	¥ (77,917)	¥ (31,904)
For the year ended March 31, 2001			
Translation adjustments	¥ 144,684	¥ —	¥ 144,684
Unrealized holding gains of available-for-sale securities:			
Unrealized holding gains (losses) arising during the period	(192,578)	78,714	(113,864)
Less: Reclassification adjustment for gains included in net income	(13,706)	5,743	(7,963)
Net unrealized gains (losses)	(206,284)	84,457	(121,827)
Other comprehensive income (loss)	¥ (61,600)	¥ 84,457	¥ 22,857
For the year ended March 31, 2002			
Translation adjustments	¥ 98,740	¥ —	¥ 98,740
Unrealized holding gains of available-for-sale securities:			
Unrealized holding gains (losses) arising during the period	(133,472)	53,472	(80,000)
Less: Reclassification adjustment for losses included in net loss	85,846	(33,821)	52,025
Net unrealized gains (losses)	(47,626)	19,651	(27,975)
Unrealized holding gains of derivative instruments:			
Unrealized holding gains (losses) arising during the period	(28,241)	11,821	(16,420)
Less: Reclassification adjustment for losses included in net loss	28,482	(11,934)	16,548
Net unrealized gains (losses)	241	(113)	128
Minimum pension liability adjustments	(199,175)	48,813	(150,362)
Other comprehensive income (loss)	¥(147,820)	¥ 68,351	¥ (79,469)

	Thousands of U.S. dollars		
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2002			
Translation adjustments	$ 742,406	$ —	$ 742,406
Unrealized holding gains of available-for-sale securities:			
Unrealized holding gains (losses) arising during the period	(1,003,549)	402,045	(601,504)
Less: Reclassification adjustment for losses included in net loss	645,459	(254,293)	391,166
Net unrealized gains (losses)	(358,090)	147,752	(210,338)
Unrealized holding gains of derivative instruments:			
Unrealized holding gains (losses) arising during the period	(212,339)	88,880	(123,459)
Less: Reclassification adjustment for losses included in net loss	214,150	(89,729)	124,421
Net unrealized gains (losses)	1,811	(849)	962
Minimum pension lilability adjustments	(1,497,556)	367,015	(1,130,541)
Other comprehensive income (loss)	$(1,111,429)	$ 513,918	$ (597,511)

13. Net Income (Loss) per Share

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computation for the three years ended March 31, 2002 is as follows:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	2002
Net income (loss) available to common stockholders	¥(431,007)	¥41,500	¥ 99,709	$(3,240,654)
Effect of assumed conversions:				
Convertible bonds, due 2002, interest 1.3%	—	747	747	—
Convertible bonds, due 2004, interest 1.4%	—	795	802	—
Diluted net income (loss)	¥(431,007)	¥43,042	¥101,258	$(3,240,654)

	Number of shares		
Average common shares outstanding	2,075,667,943	2,079,235,871	2,062,295,743
Dilutive effect of assumed conversions:			
Convertible bonds, due 2002, interest 1.3%	—	60,941,152	61,090,690
Convertible bonds, due 2004, interest 1.4%	—	60,376,132	60,941,462
Stock options	—	23,848	15,403
Diluted common shares outstanding	2,075,667,943	2,200,577,003	2,184,343,298

	Yen			U.S. dollars
Net income (loss) per share:				
Basic	¥(207.65)	¥19.96	¥48.35	$(1.56)
Diluted	(207.65)	19.56	46.36	(1.56)

The effect of potentially dilutive securities was not included in the calculation of diluted net loss per share for the year ended March 31, 2002 as their effect would be antidilutive due to the net loss incurred for the year.

14. Supplementary Information to the Statements of Operations and Cash Flows

Research and development costs, advertising costs and shipping and handling costs charged to operations for the three years ended March 31, 2002 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	2002
Research and development costs	¥565,530	¥543,804	¥525,557	$4,252,105
Advertising costs	114,760	112,139	114,587	862,857
Shipping and handling costs	129,158	149,563	152,387	971,113

Included in other deductions of costs and expenses for the years ended March 31, 2002 and 2001 is a loss of ¥164,056 million ($1,233,504 thousand) and ¥100,195 million, respectively, associated with the implementation of the early retirement programs and the regional-based employee remuneration system in some domestic companies.

Included in other deductions of costs and expenses for the year ended March 31, 2002 is a loss of ¥61,622 million ($463,323 thousand) associated with the closure or integration of several manufacturing facilities, of which the total of ¥6,660 million ($50,075 thousand) was accrued at March 31, 2002.

Included in other income of revenues for the year ended March 31, 2000 is a gain of ¥58,566 million from the sale of EPCOS AG shares, a German electronic components manufacturing joint venture, held by a subsidiary, upon its initial public offering.

Foreign exchange gains and losses included in other deductions of costs and expenses for the years ended March 31, 2002 and 2001 is a loss of ¥12,975 million ($97,556 thousand) and ¥6,730 million, respectively. Foreign exchange gains and losses included in the consolidated statements of operations for the year ended March 31, 2000 were not significant.

Shipping and handling costs are included in selling, general and administrative expenses in the consolidated statements of operations.

Income taxes and interest expenses paid and noncash investing and financing activities for the three years ended March 31, 2002 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	2002
a) Cash paid:				
Interest	¥49,180	¥ 48,985	¥ 47,729	$369,774
Income taxes	62,414	146,694	178,184	469,278
b) Noncash investing and financing activities:				
Conversion of bonds	95,486	940	528	717,940
Capital transactions by consolidated and associated companies	2,830	969	3,004	21,278
Stock issued under exchange offering	—	50,107	—	—

15. Foreign Exchange Contracts (Prior to SFAS No. 133 and SFAS No. 138)

The Company and its subsidiaries operate internationally, giving rise to significant exposure to market risks arising from changes in foreign exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and some of its subsidiaries to hedge these risks. The Company and its subsidiaries do not hold or issue financial instruments for trading purposes.

The Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties to foreign exchange contracts, but such risk is considered minor because of the high credit rating of the counterparties.

The contract amounts of foreign exchange contracts at March 31, 2001 are as follows:

	Millions of yen
	2001
Forward:	
To sell foreign currencies	¥350,087
To buy foreign currencies	109,523
Options purchased to sell foreign currencies	16,430
Options purchased to buy foreign currencies	34,412
Options written to buy foreign currencies	24,956
Options written to sell foreign currencies	40,080

The Company and its subsidiaries enter into forward exchange contracts and options to hedge firm commitments expected to be denominated in foreign currencies, principally U.S. dollars. The terms of these foreign exchange contracts rarely extend beyond a few months.

16. Derivatives and Hedging Activities

The Company and its subsidiaries operate internationally, giving rise to significant exposure to market risks arising from changes in foreign exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and some of its subsidiaries to hedge these risks. The Company assesses foreign currency exchange rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. The Company does not hold or issue derivative financial instruments for any purposes other than hedging.

Gains and losses related to derivative instruments are classified in other income (deductions) in the statements of operations. The amount of the hedging ineffectiveness and net gain or loss excluded from the assessment of hedge effectiveness is not material for the year ended March 31, 2002. Amounts included in accumulated other comprehensive income (loss) at March 31, 2002 are expected to be recognized in earnings over the next twelve months. The maximum term over which the Company is hedging exposures to the variability of cash flows for foreign currency exchange risk is approximately five months.

The Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties to foreign exchange contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

The contract amounts of foreign exchange contracts at March 31, 2002 are as follows:

	Millions of yen	Thousands of U.S. dollars
	2002	**2002**
Forward:		
To sell foreign currencies	¥374,993	$2,819,496
To buy foreign currencies	173,546	1,304,857
Options purchased to sell foreign currencies	37,940	285,263

17. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents, Time deposits, Trade receivables, Short-term borrowings, Trade payables and Accrued expenses
The carrying amount approximates fair value because of the short maturity of these instruments.

Short-term investments
The fair value of short-term investments is estimated based on quoted market prices.

Noncurrent receivables
The carrying amount which is generally stated at the net realizable value approximates fair value.

Investments and advances
The fair value of investments and advances is estimated based on quoted market prices or the present value of future cash flows using appropriate current discount rates.

Long-term debt
The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using appropriate current discount rates.

Derivative financial instruments
The fair value of derivative financial instruments, consisting principally of foreign exchange contracts, all of which are used for hedging purposes, are estimated by obtaining quotes from brokers.

The estimated fair values of financial instruments, all of which are held or issued for purposes other than trading, at March 31, 2002 and 2001 are as follows:

	Millions of yen				Thousands of U.S. dollars	
	2002		2001		**2002**	
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Non-derivatives:						
Assets:						
Short-term investments	**¥ 11,849**	**¥ 11,849**	¥ 11,421	¥ 11,421	**$ 89,090**	**$ 89,090**
Investments and advances	**813,104**	**813,118**	1,008,170	1,009,122	**6,113,564**	**6,113,669**
Liabilities:						
Long-term debt, including current portion	**(965,466)**	**(981,512)**	(809,111)	(903,698)	**(7,259,143)**	**(7,379,789)**
Derivatives relating to long-term debt, including current portion	**8,103**	**8,103**	(1,367)	(1,399)	**60,925**	**60,925**

Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgements and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

18. Commitments and Contingent Liabilities

At March 31, 2002, commitments outstanding for the purchase of property, plant and equipment approximated ¥6,496 million ($48,842 thousand). Contingent liabilities at March 31, 2002 for discounted export bills of exchange and guarantees of loans amounted to approximately ¥79,674 million ($599,053 thousand), including ¥59,521 million ($447,526 thousand) for loans guaranteed principally on behalf of associated companies and customers.

There are a number of legal actions against the Company and certain subsidiaries. Management is of the opinion that damages, if any, resulting from these actions will not have a material effect on the Company's consolidated financial statements.

19. Segment Information

The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," in the fiscal year beginning April 1, 2001, and accordingly, prior year figures have been restated to reflect this change. These segments reported below are the components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker of the Company in deciding how to allocate resources and in assessing performance. Business segments correspond to categories of activity classified primarily by markets and products. "AVC Networks" includes video and audio equipment and information and communications equipment. "Home Appliances" includes home appliances and household equipment. "Industrial Equipment" includes electronic-parts-mounting machines, industrial robots and industrial equipment. "Components and Devices" includes electronic components, semiconductors, electric motors and batteries.

Information by segment for the three years ended March 31, 2002 is shown in the tables below:

By Business Segment:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	**2002**
Sales:				
AVC Networks:				
Customers	¥4,051,846	¥4,280,021	¥4,081,435	$30,465,007
Intersegment	65	119	124	489
Total	4,051,911	4,280,140	4,081,559	30,465,496
Home Appliances:				
Customers	1,178,185	1,316,254	1,305,978	8,858,534
Intersegment	998	13	25	7,504
Total	1,179,183	1,316,267	1,306,003	8,866,038
Industrial Equipment:				
Customers	288,702	467,518	381,492	2,170,692
Intersegment	7,065	6,995	9,595	53,120
Total	295,767	474,513	391,087	2,223,812
Components and Devices:				
Customers	1,357,955	1,617,768	1,530,482	10,210,188
Intersegment	614,832	859,973	827,805	4,622,797
Total	1,972,787	2,477,741	2,358,287	14,832,985
Eliminations	(622,960)	(867,100)	(837,549)	(4,683,910)
Consolidated total	¥6,876,688	¥7,681,561	¥7,299,387	$51,704,421
Segment profit (loss):				
AVC Networks	¥ (51,687)	¥ 104,158	¥ 101,155	$ (388,624)
Home Appliances	38,063	54,655	42,474	286,188
Industrial Equipment	(44,493)	18,050	20,471	(334,534)
Components and Devices	(95,938)	88,685	66,110	(721,338)
Corporate and eliminations	(57,752)	(77,144)	(71,156)	(434,226)
Total segment profit (loss)	¥ (211,807)	¥ 188,404	¥ 159,054	$ (1,592,534)
Interest income	33,556	43,712	42,949	252,301
Dividends received	9,162	12,237	14,674	68,887
Other income	53,774	54,082	135,746	404,316
Interest expense	(41,213)	(43,538)	(46,237)	(309,872)
Other deductions	(391,481)	(154,162)	(87,581)	(2,943,466)
Consolidated income (loss) before income taxes	¥ (548,009)	¥ 100,735	¥ 218,605	$ (4,120,368)

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	**2002**
Identifiable assets:				
AVC Networks	**¥2,513,877**	¥2,689,343	¥2,627,626	**$18,901,331**
Home Appliances	**1,137,909**	1,233,308	1,226,741	**8,555,707**
Industrial Equipment	**221,195**	297,396	320,861	**1,663,120**
Components and Devices	**1,706,920**	1,960,950	1,790,492	**12,833,985**
Corporate and eliminations	**2,047,258**	1,975,291	1,989,355	**15,392,917**
Consolidated total	**¥7,627,159**	¥8,156,288	¥7,955,075	**$57,347,060**
Depreciation (including intangibles other than goodwill):				
AVC Networks	**¥ 110,669**	¥ 116,696	¥ 123,484	**$ 832,098**
Home Appliances	**30,435**	28,398	31,116	**228,835**
Industrial Equipment	**9,187**	8,356	7,426	**69,075**
Components and Devices	**174,790**	189,633	177,099	**1,314,210**
Corporate and eliminations	**9,639**	9,749	10,072	**72,474**
Consolidated total	**¥ 334,720**	¥ 352,832	¥ 349,197	**$ 2,516,692**
Capital investment (including intangibles other than goodwill):				
AVC Networks	**¥ 99,064**	¥ 137,354	¥ 133,747	**$ 744,842**
Home Appliances	**22,046**	30,759	22,120	**165,759**
Industrial Equipment	**6,438**	11,489	7,866	**48,406**
Components and Devices	**191,704**	337,406	179,355	**1,441,384**
Corporate and eliminations	**13,814**	14,192	11,583	**103,865**
Consolidated total	**¥ 333,066**	¥ 531,200	¥ 354,671	**$ 2,504,256**

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

Corporate assets consist of cash and cash equivalents, time deposits, marketable securities in short-term investments, investments and advances and other assets related to unallocated expenses.

Intangibles mainly represent patents, software and rights to public facilities.

By Geographical Area:

Sales attributed to countries based upon the customer's location and long-lived assets are as follows:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	**2002**
Sales:				
Japan	¥3,348,353	¥4,033,785	¥3,698,181	$25,175,586
North and South America	1,358,689	1,379,959	1,384,550	10,215,707
Europe	774,820	849,205	905,620	5,825,714
Asia and Others	1,394,826	1,418,612	1,311,036	10,487,414
Consolidated total	¥6,876,688	¥7,681,561	¥7,299,387	$51,704,421
United States of America included in North and South America	¥1,217,241	¥1,245,280	¥1,274,024	$ 9,152,188
Long-lived assets:				
Japan	¥1,147,295	¥1,284,744	¥1,145,057	$ 8,626,278
North and South America	121,784	135,767	120,933	915,669
Europe	61,644	62,433	57,630	463,489
Asia and Others	251,039	236,351	189,839	1,887,511
Consolidated total	¥1,581,762	¥1,719,295	¥1,513,459	$11,892,947
United States of America included in North and South America	¥ 115,971	¥ 128,815	¥ 115,431	$ 871,962

There are no individually material countries of which sales and long-lived assets should be separately disclosed in North and South America, Europe and Asia and Others, except for the United States of America.

Transfers between business segments or geographic segments are made at arms-length prices. There are no sales to a single external major customer for the three years ended March 31, 2002.

The following information shows sales, geographical profit (loss) and identifiable assets which are attributed to geographic areas based on the country location of the Company or its subsidiaries for the three years ended March 31, 2002. In addition to the disclosure requirements under SFAS No. 131, the Company discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, which a Japanese public company is subject to:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	2002
Sales:				
Japan:				
Customers	¥4,140,314	¥4,981,666	¥4,706,534	$31,130,181
Intersegment	903,876	1,204,963	1,057,828	6,796,060
Total	5,044,190	6,186,629	5,764,362	37,926,241
North and South America:				
Customers	1,177,512	1,148,909	1,084,157	8,853,474
Intersegment	36,662	30,326	30,968	275,654
Total	1,214,174	1,179,235	1,115,125	9,129,128
Europe:				
Customers	598,390	622,938	669,595	4,499,173
Intersegment	14,872	30,667	25,945	111,819
Total	613,262	653,605	695,540	4,610,992
Asia and Others:				
Customers	960,472	928,048	839,101	7,221,594
Intersegment	636,625	580,183	461,938	4,786,654
Total	1,597,097	1,508,231	1,301,039	12,008,248
Eliminations	(1,592,035)	(1,846,139)	(1,576,679)	(11,970,188)
Consolidated total	¥6,876,688	¥7,681,561	¥7,299,387	$51,704,421
Geographical profit (loss):				
Japan	¥ (172,197)	¥ 214,521	¥ 165,721	$ (1,294,714)
North and South America	(6,923)	11,569	15,334	(52,053)
Europe	(18,281)	(5,910)	(2,487)	(137,451)
Asia and Others	44,957	43,632	44,334	338,022
Corporate and eliminations	(59,363)	(75,408)	(63,848)	(446,338)
Consolidated total	¥ (211,807)	¥ 188,404	¥ 159,054	$ (1,592,534)
Identifiable assets:				
Japan	¥4,135,167	¥4,686,994	¥4,645,975	$31,091,481
North and South America	509,153	546,560	479,095	3,828,218
Europe	329,976	344,792	400,581	2,481,023
Asia and Others	796,670	749,007	638,495	5,990,000
Corporate and eliminations	1,856,193	1,828,935	1,790,929	13,956,338
Consolidated total	¥7,627,159	¥8,156,288	¥7,955,075	$57,347,060

20. Subsequent Events

Effective April 1, 2002, pursuant to an agreement between the Company and Toshiba Corporation to integrate their respective liquid crystal display (LCD) business, a new joint venture, Toshiba Matsushita Display Technology Co., Ltd. was established upon division of relevant business from both companies. The Company transferred its related assets of ¥89,510 million ($673,008 thousand) and liabilities of ¥60,031 million ($451,361 thousand) to the joint venture in exchange for a 40% ownership interest.

On April 26, 2002, the Company entered into definitive share exchange agreements with five subsidiaries. The share exchange is expected to take place on October 1, 2002. Under the terms of the agreement, 2.884, 0.576, 0.332, 0.833 and 0.538 of one share of the Company's common stock will be issued in exchange for each share of Matsushita Communication Industrial Co., Ltd., Kyushu Matsushita Electric Co., Ltd., Matsushita Seiko Co., Ltd., Matsushita Kotobuki Electronics Industries, Ltd. and Matsushita Graphic Communication Systems, Inc. common stock, respectively. The share exchange agreements are subject to approval at the June 27, 2002, annual shareholders' meetings of the Company and each of the five subsidiaries.

21. Quarterly Financial Data (Unaudited)

Quarterly net sales, net income (loss) and net income (loss) per share for the two years ended March 31, 2002 are set forth in the following table:

	2002							
	Millions of yen, except per share information				Thousands of U.S. dollars, except per share information			
Quarter ended	Net sales	Net income (loss)	Net income (loss) per share: basic	Net income (loss) per share: diluted	Net sales	Net income (loss)	Net income (loss) per share: basic	Net income (loss) per share: diluted
June 30	¥1,674,784	¥ (19,373)	¥ (9.32)	¥ (9.32)	$12,592,361	$ (145,661)	$(0.07)	$(0.07)
September 30	1,710,825	(50,100)	(24.10)	(24.10)	12,863,346	(376,692)	(0.18)	(0.18)
December 31	1,737,235	(172,025)	(82.74)	(82.74)	13,061,917	(1,293,421)	(0.62)	(0.62)
March 31	1,753,844	(189,509)	(91.76)	(91.76)	13,186,797	(1,424,880)	(0.69)	(0.69)

	2001			
	Millions of yen, except per share information			
Quarter ended	Net sales	Net income (loss)	Net income (loss) per share: basic	Net income (loss) per share: diluted
June 30	¥1,772,375	¥ 9,399	¥ 4.52	¥ 4.45
September 30	1,964,666	41,973	20.19	19.25
December 31	1,992,628	22,782	10.96	10.53
March 31	1,951,892	(32,654)	(15.70)	(15.70)

KPMG

The Board of Directors
Matsushita Electric Industrial Co., Ltd.

We have audited the accompanying consolidated balance sheets (expressed in yen) of Matsushita Electric Industrial Co., Ltd. and subsidiaries as of March 31, 2002 and 2001 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our report dated April 27, 2001, we expressed an opinion that the consolidated financial statements of Matsushita Electric Industrial Co., Ltd. and subsidiaries as of March 31, 2001 and 2000, and for each of the years in the three-year period ended March 31, 2001, presented fairly, in all material respects, the financial position, the results of their operations and their cash flows in conformity with accounting principles generally accepted in the United States of America except for the omission of segment information. Foreign issuers are presently exempted from such disclosure requirement. As described in Note 19 of the notes to the consolidated financial statements, Matsushita Electric Industrial Co., Ltd. and subsidiaries have included the required segment information and restated their 2001 and 2000 consolidated financial statements to conform with accounting principles generally accepted in the United States of America. Accordingly, our present opinion on the 2001 and 2000 consolidated financial statements, as presented herein, is different from that expressed in our previous report.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Matsushita Electric Industrial Co., Ltd. and subsidiaries as of March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

The consolidated financial statements as of and for the year ended March 31, 2002 have been translated into United States dollars solely for the convenience of the reader. We have recomputed the translation and, in our opinion, the consolidated financial statements expressed in yen have been translated into United States dollars on the basis set forth in Note 2 of the notes to consolidated financial statements.

KPMG

Osaka, Japan
April 26, 2002

Directors and Corporate Auditors

(As of June 27, 2002)

Chairman of the Board	Yoichi Morishita
Vice Chairman of the Board	Masayuki Matsushita
President	Kunio Nakamura
Executive Vice Presidents	Atsushi Murayama Takashi Kawada
Senior Managing Directors	Kazuo Toda Osamu Tanaka Sukeichi Miki
Managing Directors	Yukio Shohtoku Takami Sano Susumu Koike Fumio Ohtsubo Haruo Ueno Hidetsugu Otsuru Yoshiaki Kushiki
Directors	Josei Ito Toshio Morikawa Hiroaki Enomoto Toshio Sugiura Tetsuya Kawakami Hideaki Iwatani Yoshitaka Hayashi Toshihiro Sakamoto Masaki Akiyama Yoichiro Maekawa Tomikazu Ise
Honorary Chairman of the Board and Executive Advisor	Masaharu Matsushita
Senior Corporate Auditors	Motoi Matsuda Yoshitomi Nagaoka
Corporate Auditors	Toshiomi Uragami Kiyosuke Imai

Principal Operating Divisions and Subsidiaries

(As of April 1, 2002)

Divisional Companies of Matsushita Electric Industrial Co., Ltd.

- AVC Company
- Home Appliance & Housing Electronics Company
- Air-Conditioner Company
- Packaged Air-Conditioner Company
- Motor Company
- Semiconductor Company
- Display Devices Company
- Lighting Company
- Factory Automation Company

Principal Domestic Subsidiaries

- Matsushita Communication Industrial Co., Ltd.
- Matsushita Electronic Components Co., Ltd.
- Matsushita Industrial Equipment Co., Ltd.
- Matsushita Battery Industrial Co., Ltd.
- Matsushita Refrigeration Company
- Kyushu Matsushita Electric Co., Ltd.
- Matsushita Seiko Co., Ltd.
- Matsushita Graphic Communication Systems, Inc.
- Matsushita Kotobuki Electronics Industries, Ltd.
- Victor Company of Japan, Ltd.

Principal Overseas Subsidiaries

- Matsushita Electric Corporation of America
- Matsushita Electric Europe (Headquarters) Ltd.
- Matsushita Electric Asia Pte. Ltd.
- Matsushita Electric España S.A.
- Matsushita Electric (Taiwan) Co., Ltd.
- Matsushita Industrial Corporation Sdn. Bhd.
- Matsushita Television & Network Systems Co., (Malaysia) Sdn. Bhd.
- Matsushita Refrigeration Industries (S) Pte. Ltd.
- Matsushita Electronics (S) Pte. Ltd.

Note: Matsushita's consolidated financial statements as of March 31, 2002 comprise the accounts of 304 companies throughout the world, including these principal subsidiaries.

Investor Information

Corporate Headquarters
Investor Relations Office
Matsushita Electric Industrial Co., Ltd.
Investor Relations Office
1006, Oaza Kadoma, Kadoma-shi,
Osaka 571-8501, Japan
Phone: +81-6-6908-1121
English: www.panasonic.co.jp/global
Japanese: www.matsushita.co.jp

Tokyo Investor Relations Office
Matsushita Electric Industrial Co., Ltd.
Tokyo Investor Relations Office
1-2, 1-chome, Shiba-Koen,
Minato-ku, Tokyo 105-8581, Japan
Phone: +81-3-3437-1121

U.S. Investor Relations Office
Panasonic Finance (America), Inc.
1 Rockefeller Plaza, Suite 1001,
New York, NY 10020-2002, U.S.A.
Phone: +1-212-698-1365

European Investor Relations Office
Panasonic Finance (Europe) plc
10 Finsbury Square, London,
EC2A 1AD, U.K.
Phone: +44-20-7562-4400

Japanese Stock Exchange Listings
Tokyo, Osaka, Nagoya, Fukuoka and Sapporo stock exchanges

Overseas Stock Exchange Listings
New York, Pacific, Euronext Amsterdam, Euronext Paris, Frankfurt and Düsseldorf stock exchanges

Transfer Agent for Common Stock
The Chuo Mitsui Trust and Banking Co., Ltd.
Chuo-ku, Osaka, Japan

Depositary and Transfer Agent for American Depositary Receipts (ADRs)
JPMorgan Chase Bank
New York, NY, U.S.A.

Corporate Bonds
7-1/4% Bonds due August 1, 2002
(Listed on the London Stock Exchange)
Trustee:
Bankers Trust Company
New York, NY, U.S.A.
0.42% Bonds due March 18, 2005
0.87% Bonds due March 20, 2007
1.64% Bonds due December 20, 2011
Fiscal Agent:
Sumitomo Mitsui Banking Corporation
Chuo-ku, Osaka, Japan
1.4% Convertible Bonds due March 31, 2004
(Listed on Tokyo, Osaka and Nagoya stock exchanges)
Conversion Agent:
The Chuo Mitsui Trust and Banking Co., Ltd.
Chuo-ku, Osaka, Japan

Quarterly Common Stock Price Range *(Tokyo Stock Exchange)* *(Calendar years)*



(Yen)
3,500
3,000
2,500
2,000
1,500
1,000

	1997	1998	1999	2000	2001	2002
High	2,520	2,375	2,980	3,320	2,800	1,826
Low	1,670	1,640	1,878	2,410	1,398	1,482

Matsushita Electric was founded in 1918 and incorporated in 1935. Today its products are sold and serviced in more than 170 countries under these brand names:

National/Panasonic/Technics/Quasar

Some of Matsushita's consolidated subsidiaries also sell their products under other trade names, including "JVC."

www.panasonic.co.jp/global

PRINTED WITH SOY INK

Matsushita Electric Industrial Co., Ltd.

This entire report is printed with soy ink on paper which is 50% recycled.

Printed in Japan